Management’s Discussion and Analysis
For the three months and year ended December 31, 2021
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2021 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of March 23, 2022. This discussion covers the three months (“Q4 2021” or the “Quarter”) and the year ended December 31, 2021 and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining and non-sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
Throughout this MD&A, the operational and financial results of the assets acquired in the acquisition of Premier Gold Mines Limited (“Premier” and the “Premier Acquisition”) are included from April 7, 2021 onward. The operational and financial results of the assets acquired in the acquisition of Leagold Mining Corporation (“Leagold” and the “Leagold Acquisition”) are included from March 10, 2020 onward.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

BUSINESS OVERVIEW
Operations description
Equinox Gold is a growth-focused mining company delivering on its strategy of building the premier Americas gold producer. In its first four years the Company has grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines at the date of this MD&A, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas. At the date of this MD&A, the Company had two properties in the United States, two properties in Mexico, four in Brazil and one in Canada. The Company’s operating gold mines are the Mesquite Mine (“Mesquite”) and Castle Mountain Mine (“Castle Mountain”) in the United States, the Los Filos Mine Complex (“Los Filos”) and Mercedes Mine (“Mercedes”) in Mexico, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”) and RDM Mine (“RDM”) in Brazil. Commissioning is underway at the Company’s Santa Luz Project (“Santa Luz”) in Brazil. The Company also has a 60% interest in the Greenstone Project (“Greenstone”) in Canada, which is in construction. In Q4 2021, the Company entered into an agreement to sell Mercedes, with the expectation of completing the sale around the end of the first quarter of 2022.
Equinox Gold was created with the strategic vision of building a company that will responsibly and safely produce more than one million ounce of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

2021 HIGHLIGHTS
Operational
•Realized 26% production growth compared to 2020
•Achieved 2021 guidance with total production of 602,110 ounces of gold
•Sold 602,668 ounces of gold at an average realized gold price of $1,791 per oz
•Total cash costs of $1,087 per oz and AISC of $1,350 per oz(1)
•Produced the Company’s millionth ounce of gold and realized over $1 billion in revenue
•Achieved a total recordable injury frequency rate(2) of 3.05, 17% better than 2020, with 13 lost-time injuries
•Achieved a significant environmental incident frequency rate(2) of 0.68, 60% better than 2020
•Continued proactive COVID-19 health and safety protocols with no production days lost due to COVID-19; supported community health with donations of supplies and support for education, medical staffing and vaccination programs
Earnings
•Earnings from mine operations of $230.6 million
•Net income of $554.9 million or $1.95 per share
◦Includes $85.8 million unrealized gain on change in fair value of warrants, $58.1 million unrealized gain on change in fair value of gold contracts, $186.1 million gain on reclassification of investment in Solaris Resources Inc. (“Solaris”) from cost to fair value accounting, $50.3 million gain on sale of partial interest in Solaris, $45.4 million gain on sale of Pilar Mine and $81.4 million gain on acquisition of Premier Gold
•Adjusted net income of $70.3 million(1) or $0.25 per share(1), after adjusting for certain non-cash expense items(3)
Financial
•Cash flow from operations before changes in non-cash working capital of $264.1 million ($320.8 million after changes in non-cash working capital)
•Adjusted EBITDA of $303.1 million(1)(3)
•Expenditures of $144.7 million in sustaining capital and $238.7 million in non-sustaining capital(1)
•Cash and cash equivalents (unrestricted) of $305.5 million at December 31, 2021
•Net debt(1) of $235.2 million at December 31, 2021 (including $139.7 million of in-the-money convertible notes)

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

2021 HIGHLIGHTS (CONTINUED)
Corporate
•Completed acquisition of Premier, increasing diversification and scale with a 50% interest in the low-cost, long-life Greenstone gold project in Canada and a 100% interest in the operating gold-silver Mercedes Mine in Mexico
•Increased Greenstone ownership interest to 60%
•Sold ten million shares in Solaris Resources Inc. (“Solaris”), along with warrants wherein the warrant holders may purchase up to five million additional shares from Equinox Gold at a strike price of C$10.00 per share. The shares and warrants were sold for total proceeds of $66.7 million. The warrants expire in April 2022. Equinox Gold could receive additional proceeds of approximately $39 million on exercise of the warrants.
•Sold the Pilar Mine (“Pilar”) for $38.0 million, a 1% net smelter return royalty and 11.6 million shares of Pilar Gold Inc. (“Pilar Gold”)
•Invested $40.9 million in i-80 Gold Corp. (“i-80 Gold”) to maintain an approximate 25% interest on a fully diluted basis
•Announced agreement to sell the Mercedes Mine for $100 million, a 2% net smelter return and 24.7 million shares of Bear Creek Mining Corporation (“Bear Creek”)(4)
Construction, development and exploration
•Commenced Greenstone construction in Q4 2021 with first gold pour targeted for the first half of 2024 (“H1 2024”)
•Advanced Santa Luz construction with first gold pour targeted for late Q1 2022
•Increased Aurizona Mineral Reserves by 73% and completed a positive pre-feasibility study for an expansion that would extend the mine life to 11 years and increase annual production by concurrently mining new underground and satellite open-pit deposits with the existing open-pit mine
•Increased Castle Mountain Mineral Reserves by 17% and completed a positive feasibility study for a Phase 2 expansion that would extend the Castle Mountain mine life to 21 years and increase gold production to more than 200,000 ounces per year
•Commenced mining the new Guadalupe open-pit deposit and Bermejal underground deposit at Los Filos
•Drilled 219,000 metres across the portfolio with a focus on Mineral Reserve growth and mine life extension
•Added 3.3 million ounces of Proven and Probable Mineral Reserves through the Premier Acquisition
Responsible mining
•Published inaugural Environmental, Social and Governance (ESG) Report
•Published first Tailings Management Report
•Submitted data to the Carbon Disclosure Project
•Started implementing Towards Sustainable Mining Protocols and Responsible Gold Mining Principles at all mine sites
•Established a Social Responsibility & Human Rights Policy, conducted human rights assessments at two mine sites
•Set and achieved short-term energy and greenhouse gas emission targets for 2021, submitted data to the Carbon Disclosure Project, and commenced reporting using the Task Force on Climate-related Financial Disclosures framework
•Developed and implemented ESG Management Standards, formed an ESG Committee and an Enterprise Risk Management Committee

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

HIGHLIGHTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2021
Operational
•Total recordable injury frequency rate of 2.92 with 3 lost-time injuries
•Produced 210,432 ounces of gold during the quarter; sold 212,255 ounces of gold at an average realized gold price of $1,792 per oz
•Total cash costs of $1,040 per oz and AISC of $1,266 per oz
Earnings
•Earnings from mine operations of $99.4 million
•Net income of $109.0 million or $0.37 per share
◦Includes $27.5 million unrealized gain on change in fair value of share purchase warrants and $8.0 million loss on disposal of plant and equipment.
•Adjusted net income of $72.2 million or $0.24 per share, after adjusting for non-cash expense items noted above(5)
Financial
•Cash flow from operations before changes in non-cash working capital of $122.2 million ($155.4 million after changes in non-cash working capital)
•Adjusted EBITDA of $130.0 million(5)
•Expenditures of $42.4 million in sustaining capital and $84.6 million in non-sustaining capital
Construction, development and exploration
•Commenced full-scale construction at Greenstone with a construction budget on a 100% basis (of which Equinox Gold will fund 60%) of C$1.53 billion ($1.23 billion at a rate of USD:CAD 1.25), including a $177 million contingency
◦Initial capital estimate updated in October 2021 to reflect firm supplier quotes following detailed engineering, a review and update of capital costs, and an increased contingency including a provision for future inflation and potential COVID-19 impacts
◦Initial cash spend could be reduced by approximately $100 million through lease financing for mobile equipment and offset economically by up to $70 million of pre-commercial production revenues (at $1,750 per oz gold price)

(1)Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2)Total recordable injury frequency rate and significant environmental incident frequency rate are both reported per million hours worked. Total recordable injury frequency rate is the total number of injuries excluding those requiring simple first aid treatment.

(3)Primary adjustments for the year ended December 31, 2021 were $85.8 million unrealized gain on change in fair value of warrants, $58.1 million unrealized gain on change in fair value of gold contracts, $186.1 million gain on reclassification of investment in Solaris from cost to fair value accounting, $50.3 million gain on sale of partial interest in Solaris, $45.4 million gain on sale of Pilar and $81.4 million gain on acquisition of Premier Gold.

(4)The sale is expected to close around the end of Q1 2022, subject to completion of customary closing conditions and regulatory approvals.
(5)Primary adjustments for the three months ended December 31, 2021 were $27.5 million unrealized gain on change in fair value of share purchase warrants and $8.0 million loss on disposal of plant and equipment.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

POST QUARTER END HIGHLIGHTS
•Provided 2022 production and cost guidance of 625,000 to 710,000 ounces of gold at cash costs of $1,080 to $1,140 per oz and AISC of $1,330 to $1,415 per oz
•Provided 2022 capital expenditure guidance of $682 million
◦$195 million of sustaining capital
◦$487 million of non-sustaining capital, including $27 million to complete Santa Luz construction and $326 million to advance Greenstone construction
◦$36 million of exploration expenditures, including sustaining ($6 million) and non-sustaining ($30 million) capital expenditure guidance
•Commenced commissioning of the Santa Luz gold plant, including leach circuit, SAG mill, ball mill and secondary grinding; construction more than 95% complete and on track for first gold pour by late Q1 2022
•Greenstone construction progressing well
◦Engineering 85% complete
◦Tailings management facility ahead of schedule
◦Highway relocation underway
◦Site civil works and concrete foundation work underway
•New Brazil Federal legislation announced February 16, 2022 changed minimum freeboard(1) guidelines for all tailings storage facilities (“TSFs”), effective immediately
◦As the result of heavy rains that began in November, the RDM TSF freeboard was currently outside the new guidelines, requiring a temporary suspension of plant operations for three weeks until the water level was reduced, at which point plant operations resumed in mid-March
◦Mining and stockpiling of ore continued during the suspension of plant operations; the Company does not anticipate a material impact on corporate production for the year

(1)Freeboard is the height from the crest of the TSF embankment to the surface of tailings and water in the FSF.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021(1)	December 31, 2020(2)
Gold produced	oz	210,432	139,758	136,352	602,110	477,186
Gold sold	oz	212,255	137,144	136,418	602,668	473,309
Average realized gold price	$/oz	1,792	1,780	1,871	1,791	1,783
Cash costs per oz sold(4)	$/oz	1,040	1,109	844	1,087	847
AISC per oz sold(3)(4)	$/oz	1,266	1,327	1,086	1,350	1,025
Financial data
Revenue	M$	381.2	245.1	255.5	1,082.3	845.4
Earnings from mine operations	M$	99.4	45.7	97.7	230.6	290.2
Net income (loss)	M$	109.0	(8.1)	91.2	554.9	22.3
Earnings (loss) per share	$/share	0.37	(0.03)	0.38	1.95	0.10
Adjusted EBITDA(4)	M$	130.0	67.3	85.3	303.1	282.3
Adjusted net income(4)	M$	72.2	9.2	38.9	70.3	88.4
Adjusted EPS(4)	$/share	0.24	0.03	0.16	0.25	0.42
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	305.5	300.3	344.9	305.5	344.9
Net debt(4)	M$	235.2	244.8	200.3	235.2	200.3
Operating cash flow before changes in non-cash working capital	M$	122.2	48.3	94.0	264.1	271.0
(1)Operational and financial results of the assets acquired as part of the Premier Acquisition are included from April 7, 2021, onward.
(2)Operational and financial results of the assets acquired as part of the Leagold Acquisition are included from March 10, 2020, onward.
(3)Consolidated AISC per oz sold excludes corporate general and administration expenses.
(4)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
During Q4 2021, the Company recognized revenue of $381.2 million on sales of 212,255 ounces of gold, compared to revenue for the three months ended September 30, 2021 (“Q3 2021”) of $245.1 million on sales of 137,144 ounces of gold. The increase in ounces sold from Q3 2021 to Q4 2021 is mainly due to increased production at Mesquite, as the highest grade portion of the Brownie pit was reached in late Q3 2021, and increased production at Los Filos, which had a full quarter of uninterrupted production and yielded more ounces from both the open pit and underground operations.
In Q4 2021, earnings from mine operations were $99.4 million, an increase compared to $45.7 million in Q3 2021 driven by higher production at Mesquite and Los Filos. Net income in Q4 2021 was $109.0 million compared to a net loss of $8.1 million in Q3 2021, driven by the increase in earnings from mine operations and a larger increase in the fair value of share purchase warrants compared to Q3 2021.
Adjusted EBITDA for Q4 2021 of $130.0 million increased from $67.3 million in Q3 2021 driven by higher production in Q4 2021. The fourth quarter was the largest production quarter of 2021, representing 35% of the year’s total gold production. Adjusted net income was $72.2 million for Q4 2021 compared to adjusted net income of $9.2 million in Q3 2021.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

2021 GUIDANCE COMPARISON
On August 4, 2021, the Company updated its 2021 production and cost guidance to reflect solid performance at the Brazil sites and the disruptions during June and July to mining and development activities at Los Filos. With total production of 602,110 ounces of gold, the Company achieved its 2021 production guidance. Cash costs were slightly higher compared to guidance and AISC was near the mid-point of guidance, with cash costs of $1,087 per oz and AISC of $1,350 per oz compared to guidance of $1,025 to $1,075 per oz for cash costs and AISC of $1,300 to $1,375 per oz. Actuals achieved at each mine are outlined below.

	2021 Actuals			2021 Guidance
	Production (oz)	Cash Costs ($/oz) (1)	AISC ($/oz) (1)	Production (oz)	Cash Costs ($/oz) (1)	AISC ($/oz) (1)
USA
Mesquite	137,467	$974	$1,327	130,000 - 140,000	$975 - $1,025	$1,375 - $1,425
Castle Mountain	25,270	$883	$1,429	20,000 - 30,000	$800 - $850	$1,590 - $1,640
Mexico
Los Filos	144,096	$1,575	$1,753	120,000 - 140,000	$1,590 - $1,640	$1,790 - $1,850
Mercedes	31,782	$966	$1,357	30,000 - 35,000	$750 - $800	$1,150 - $1,200
Brazil
Aurizona	134,961	$784	$991	130,000 - 140,000	$750 - $800	$1,025 - $1,075
Fazenda	60,401	$875	$1,159	60,000 - 65,000	$850 - $900	$1,100 - $1,150
RDM	58,829	$1,222	$1,410	60,000 - 65,000	$1,000 - $1,050	$1,175 - $1,225
Pilar	9,304	$1,120	$1,294	9,304	$1,120	$1,294
Total	602,110	$1,087	$1,350	560,000 - 625,000	$1,025 - $1,075	$1,300 - $1,375
(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Capital expenditures were lower than 2021 guidance as outlined below:

	2021 Actuals		2021 Guidance
$ amounts in millions	Sustaining(1)	Non-sustaining(1)	Sustaining(1)	Non-sustaining(1)
USA
Mesquite(3)	$46	$8	$49	$9
Castle Mountain(2)	14	7	18	10
Mexico
Los Filos	22	60	35	83
Mercedes	11	1	17	2
Brazil
Aurizona(2)	27	5	37	4
Fazenda(2)	15	2	16	3
RDM(2)(3)	10	19	13	25
Santa Luz	—	71	—	75
Pilar	1	—	1	—
Canada
Greenstone(4)	—	66	—	40
Total	$146	$239	$186	$251
(1)Sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)For the year ended December 31, 2021, non-sustaining capital for Aurizona, Fazenda, RDM and Castle Mountain excludes $4.1 million, $3.7 million, $0.8 million and $1.2 million, respectively, of exploration costs expensed.
(3)Non-sustaining capital for Mesquite for the year ended December 31, 2021 excludes $10.9 million for lease payments for haul trucks, which are considered a non-sustaining capital addition. Non-sustaining capital for RDM for the year ended December 31, 2021 excludes $1.8 million for lease payments for mining equipment used in non-sustaining capitalized stripping activities.
(4)Non-sustaining capital expenditures at Greenstone reflects the Company’s 60% ownership of the project.
Los Filos incurred lower than guidance sustaining and non-sustaining capital expenditures mainly due to operational interruptions, but also due to slower progress on Bermejal underground development. Greenstone non-sustaining capital expenditures were higher than guidance as construction was announced in Q4 2021. Aurizona sustaining capital expenditures were lower than guidance principally due to deferred tailings storage facility (“TSF”) work, capitalized stripping and land acquisitions.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

2022 GUIDANCE AND OUTLOOK

For 2022, the Company expects to achieve its fourth consecutive year of production growth with guidance of 625,000 to 710,000 ounces of gold, which is an increase of 11% compared to 2021 production (using the mid-point of 2022 guidance). Cash costs for 2022 are estimated at $1,080 to $1,140 per oz, with AISC of $1,330 to $1,415 per oz. Production and cost guidance excludes Mercedes as the previously announced sale to Bear Creek is expected to close around the end of Q1 2022, although ounces produced and capital spent prior to closing will be attributable to Equinox Gold.

Production is expected to increase quarter over quarter, with 60% of gold production and more than 85% of operating cash flow anticipated in the second half of the year. As production increases, AISC is expected to decrease. Cash costs and AISC are expected to be approximately $1,210 and $1,540 per oz in H1 2022 and $1,025 and $1,295 per oz in H2 2022, respectively. The weighting of production and cash flow into the second half of the year is primarily due to Santa Luz transitioning from construction and commissioning to operations starting in Q2 2022.

Cash costs for 2022 reflect inflationary pressures across all operations, with approximately 15% cost escalation for fuel and other major consumables. AISC for 2022 includes $195 million of sustaining capital investment focused primarily on stripping campaigns at Mesquite, Aurizona and Santa Luz to open up new ore sources, and both open-pit stripping and underground development work at Los Filos that was in part delayed during 2021. The Company is also completing TSF expansions or lifts at Aurizona, RDM and Santa Luz and completing a leach pad expansion at Castle Mountain. Sustaining capital guidance includes $6 million for exploration, which is almost all capitalized.

The Company is undertaking several growth projects during 2022 including completing construction and commissioning of Santa Luz, advancing construction at Greenstone, and conducting exploration focused on mine life extension at Mesquite, Aurizona, Fazenda, Santa Luz and RDM. The Company’s primary development focus for 2022 is construction at Greenstone, with Equinox Gold’s 60% share of construction capital forecast at $326 million. Non-sustaining capital expenditures also include underground development at Los Filos in part carried over from 2021, a pit expansion at RDM and permitting for the Castle Mountain expansion, with total non-sustaining capital for 2022 forecast at $487 million. Non-sustaining capital guidance includes $30 million for exploration, of which approximately $19 million is expensed with the rest capitalized.

	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1)(2)	Sustaining Capital (M$)(1)(3)	Non-sustaining Capital (M$)(1)(4)
USA
Mesquite	120,000 - 130,000	$1,050 - $1,100	$1,450 - $1,500	$52 M	$20 M
Castle Mountain	25,000 - 35,000	$1,150 - $1,200	$1,475 - $1,525	$11 M	$9 M
Mexico(5)
Los Filos	160,000 - 180,000	$1,400 - $1,475	$1,625 - $1,700	$38 M	$62 M
Brazil
Aurizona	120,000 - 130,000	$800 - $850	$1,175 - $1,225	$50 M	$8 M
Fazenda	60,000 - 65,000	$975 - $1,025	$1,200 - $1,250	$14 M	$11 M
RDM	70,000 - 80,000	$1,200 - $1,250	$1,350 - $1,400	$11 M	$18 M
Santa Luz	70,000 - 90,000	$825 - $925	$975 - $1,050	$19 M	$32 M
Canada
Greenstone	—	—	—	—	$326 M
Total(6)	625,000 - 710,000	$1,080 - $1,140	$1,330 - $1,415	$195 M	$487 M

(1)Cash costs per oz sold, AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Exchange rates used to forecast 2022 AISC include a rate of BRL 5:00 to USD 1 and MXN 19.0 to USD 1.
(3)Sustaining capital includes asset retirement obligation, amortization, accretion and sustaining exploration expenditures.
(4)Non-sustaining capital includes non-sustaining exploration expenditures.
(5)Does not include Mercedes, which is expected to be sold around the end of Q1 2022. Production and costs for Mercedes prior to the sale will be attributable to Equinox Gold.
(6)Group total is the sum or average of the individual mine-level amounts. Numbers may not sum due to rounding.

The Company may revise guidance during the year to reflect changes to expected results.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

OPERATIONS
Mesquite Gold Mine, California, USA
Mesquite is an open-pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1985 and was acquired by Equinox Gold in Q4 2018.
Operating and financial results for the three months and year ended December 31, 2021

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Ore mined and stacked on leach pad	kt	3,175	3,835	3,498	9,740	17,351
Waste mined	kt	11,679	10,807	8,487	49,863	30,782
Open pit strip ratio	w:o	3.68	2.82	2.43	5.12	1.77
Average gold grade stacked to leach pad	g/t	0.44	0.45	0.72	0.42	0.48
Gold produced	oz	66,870	23,264	33,717	137,467	141,270
Gold sold	oz	68,377	22,333	33,032	138,289	139,872
Financial data
Revenue	M$	122.8	40.1	61.5	249.0	245.9
Cash costs(1)	M$	65.7	22.1	29.5	134.7	125.8
Sustaining capital(1)	M$	3.2	8.7	10.5	46.3	24.1
Reclamation expenses	M$	1.2	0.6	0.4	2.6	2.8
Total AISC(1)	M$	70.1	31.4	40.4	183.6	152.7
AISC contribution margin(1)	M$	52.8	8.7	21.0	65.5	93.3
Non-sustaining expenditures(1)	M$	6.2	5.1	0.6	19.4	9.2
Mine free cash flow(1)	M$	46.6	3.6	20.4	46.1	84.1
Unit analysis
Realized gold price per oz sold	$/oz	1,795	1,793	1,861	1,801	1,758
Cash costs per oz sold(1)	$/oz	960	988	894	974	899
AISC per oz sold(1)	$/oz	1,023	1,402	1,225	1,327	1,091
Mining cost per tonne mined	$/t	1.53	1.53	1.57	1.47	1.42
Processing cost per tonne processed	$/t	3.75	2.86	3.36	4.32	2.81
G&A cost per tonne processed	$/t	1.43	0.96	1.19	1.61	0.85
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q4 and 2021 Analysis
Production
During Q4 2021, Mesquite produced 66,870 ounces of gold (Q3 2021 - 23,264 ounces) at an AISC of $1,023 per oz (Q3 2021 - $1,402 per oz). The Company sold 68,377 ounces (Q3 2021 - 22,333 ounces) at an average realized gold price of $1,795 per oz (Q3 2021 - $1,793 per oz), recognizing revenue of $122.8 million (Q3 2021 - $40.1 million) for the Quarter.
During Q4 2021, the Company completed phase one of the Brownie pit. Ounces poured during the Quarter were almost as much as produced in the prior three quarters combined, as ounces placed late in Q3 2021 and in Q4 2021 went to a recently constructed leach pad cell, resulting in prompt recoveries. Processing costs increased in the Quarter as cyanide consumption increased. G&A cost per tonne was higher in part due to lower tonnes processed in Q4 2021. AISC decreased in Q4 2021 due to an increase in ounces sold compared to the previous Quarter.
Mesquite achieved 2021 production guidance, with total production of 137,467 ounces compared to production guidance of 130,000 to 140,000 ounces of gold. The increase in ounces sold compared to guidance was the driver for Mesquite’s costs coming in below guidance, with cash costs of $974 per oz compared to guidance of $975 to $1,025 per oz and AISC of $1,327 per oz compared to guidance of $1,375 to $1,425 per oz.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021
Exploration and development
The Company spent $3.2 million and $8.5 million on exploration during the Quarter and year-to-date, respectively. Following up on positive results from H1 2021, exploration during Q4 2021 at the Brownie deposit included 3,760 m of reverse circulation (“RC”) drilling targeting the deeper extensions of the in-situ gold mineralization discovered in 2020. Drilling at Brownie totalled 1,680 m of core and 7,625 m of RC for the year. At the Rainbow deposit, in-fill and step-out drilling during the Quarter included 8,090 m of RC, bringing the totals to 2,976 m of core and 17,710 m of RC drilling for the year. A total of 1,720 m of core drilling completed an in-fill drill program targeting high grade structures in the VE2 deposit, bringing the total for the year to 3,099 m. An additional 778 m of RC was drilled in the Midway dump to test for additional mineralized material, bringing the total for the year to 17,423 m. Mesquite drilling for the year totalled 42,758 m of RC and 7,755 m of core across all targets. Mesquite is one of the Company’s exploration priorities, with a focus on mine life extension.
During the Quarter, the Company spent $3.2 million of sustaining capital related primarily to leach pad expansion and additional process equipment. Non-sustaining expenditures during the Quarter were $3.2 million for exploration drilling of historical dumps and other targets, which are expected to add to future production, and $3.0 million in lease payments for the new fleet of haul trucks.
During 2021, the Company spent $46.3 million of sustaining capital related primarily to capitalized stripping and leach pad expansion. Non-sustaining expenditures during the year were $8.5 million for exploration drilling and $10.9 million relating to lease payments for the new fleet of haul trucks.
Outlook
Mesquite production for 2022 is estimated at 120,000 to 130,000 ounces of gold, with approximately 60% of production expected in the second half of the year. Cash costs are estimated at $1,050 to $1,100 per oz and AISC at $1,450 to $1,500 per oz. The increase in AISC compared to 2021 reflects lower gold production as well as costs associated with stripping programs.
Ore from the Brownie pit is expected to be the primary source of production during 2022. Completion of the Brownie strip campaign provided full access to oxide ore at the bottom of the Phase 1 Brownie pit, and stripping of the Brownie Phase 2 pit commenced in Q4 2021. Forecast AISC at Mesquite in 2022 includes estimated sustaining capital of $52 million related primarily to a $44 million stripping program commencing in Q1 2022 to open up a new phase of the VE pit, which is expected to be the primary source of ore in Q4 2022 and into 2023. Non-sustaining growth capital of $20 million includes $5 million for exploration with the objective of converting resources to reserves in the Brownie, VE and Rainbow pits. The Company is also permitting and planning the construction of extensions to the leach pad and expects to make $12 million in lease payments for the truck fleet.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021
Castle Mountain Gold Mine, California, USA
Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and commenced Phase 1 operations in Q4 2020. In 2021 Equinox Gold completed a feasibility study for a proposed Phase 2 expansion that is expected to increase average production to more than 200,000 ounces of gold annually. The Company is preparing to update existing permits to accommodate the Phase 2 expansion, as described in Development Projects.
Operating and financial results for the three months and year ended December 31, 2021

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020(1)	December 31, 2021	December 31, 2020(1)
Ore mined and stacked to leach pad	kt	987	1,331	1,197	4,710	1,197
Waste mined	kt	408	143	130	1,149	130
Open pit strip ratio	w:o	0.41	0.11	0.11	0.24	0.11
Average gold grade stacked to leach pad	g/t	0.28	0.30	0.33	0.36	0.33
Gold produced	oz	8,357	7,873	5,338	25,270	5,338
Gold sold	oz	8,947	7,378	4,862	25,671	4,862
Financial data
Revenue	M$	16.1	13.1	9.1	46.0	9.1
Cash costs(2)	M$	8.2	6.1	4.5	22.7	4.5
Sustaining capital(2)	M$	8.6	1.8	—	13.9	—
Reclamation expenses	M$	0.0	0.0	0.0	0.1	0.0
Total AISC(2)	M$	16.8	7.9	4.5	36.7	4.5
AISC contribution margin(2)	M$	(0.8)	5.2	4.6	9.3	4.6
Non-sustaining expenditures(2)	M$	2.0	0.8	7.4	7.8	51.9
Mine free cash flow(2)	M$	(2.8)	4.4	(2.8)	1.5	(47.3)
Unit analysis
Realized gold price per oz sold	$/oz	1,795	1,778	1,875	1,793	1,875
Cash costs per oz sold(2)	$/oz	918	822	921	883	921
AISC per oz sold(2)	$/oz	1,881	1,067	921	1,429	921
Mining cost per tonne mined	$/t	3.31	3.24	3.30	3.15	4.12
Processing cost per tonne processed	$/t	2.89	1.99	1.79	1.95	2.14
G&A cost per tonne processed	$/t	2.28	1.35	1.87	1.39	2.28
(1)Castle Mountain commenced commercial production on November 21, 2020.
(2)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q4 and 2021 Analysis
Production
During Q4 2021, Castle Mountain produced 8,357 ounces of gold (Q3 2021 - 7,873 ounces) at an AISC of $1,881 per oz (Q3 2021 - $1,067 per oz). The Company sold 8,947 ounces (Q3 2021 - 7,378 ounces) of gold at an average realized price of $1,795 per oz (Q3 2021 - $1,778 per oz), recognizing revenue of $16.1 million (Q3 2021 - $13.1 million) for the Quarter.
The increase in production in Q4 2021 reflects continued efforts to optimize leach pad and plant operations, with production continuing to show benefits from modified stacking and irrigation practices. Processing unit costs increased due to changing ore characteristics, which required more lime and cyanide for leaching. AISC increased in Q4 2021 compared to Q3 2021 as the leach pad expansion commenced, with $8.0 million spent in the Quarter.
Castle Mountain achieved 2021 production guidance with annual production of 25,270 ounces of gold compared to guidance of 20,000 to 30,000 ounces of gold, with cash costs of $883 per oz and AISC of $1,429 per oz compared to guidance of $800 to $850 per oz for cash costs and $1,590 to $1,640 per oz for AISC.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021
Exploration and development
The Company did not undertake any exploration at Castle Mountain during 2021.
Sustaining capital expenditures in Q4 2021 were $8.6 million for the leach pad expansion. Non-sustaining capital expenditures in Q4 2021 were $2.0 million primarily related to Phase 2 permitting and optimization.
During 2021 the Company spent $13.9 million of sustaining capital primarily related to the leach pad expansion but also for mining and process equipment. The Company incurred $7.8 million of non-sustaining expenditures related to the Phase 2 expansion, including water sourcing activities and completing the metallurgical laboratory.
Outlook
Castle Mountain production for 2022 is estimated at 25,000 to 35,000 ounces of gold with cash costs of $1,150 to $1,200 per oz and AISC of $1,475 to $1,525 per oz.
Costs at Castle Mountain are expected to increase primarily as the result of the decision to crush and agglomerate ore to increase ore permeability and gold production. AISC for 2022 includes $11 million of sustaining capital, with $3 million allocated for plant modifications and $7 million for the current leach pad expansion that is expected to accommodate the entirety of Phase 1 operations.
Non-sustaining growth capital of $9 million at Castle Mountain in 2022 includes $7 million for Phase 2 permitting, optimization studies and metallurgical test work, and nearly $2 million for exploration. The Company expects to submit Phase 2 permit applications in Q1 2022.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021
Los Filos Gold Mine, Guerrero, Mexico
Equinox Gold acquired Los Filos on March 10, 2020 as part of the Leagold Acquisition. Los Filos is located in Guerrero State, Mexico, and began production in 2008. Current operations comprise three open pits (Los Filos, Bermejal and Guadalupe), two underground mines (Los Filos and Bermejal) and secondary recovery from previously leached ores. Ore from the deposits is currently processed using heap leach recovery.
Operating and financial results for the three months and year ended December 31, 2021

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020 (1)
Ore mined - open pit	kt	3,423	1,754	—	7,090	496
Waste mined - open pit	kt	11,036	7,871	399	38,027	7,065
Open pit strip ratio	w:o	3.22	4.49	—	5.36	14.25
Average open pit gold grade	g/t	0.77	0.85	—	0.71	0.34
Ore mined - underground	kt	162	107	0.3	519	191
Average underground gold grade	g/t	3.11	3.11	1.83	3.23	4.00
Ore re-handled for secondary leaching	kt	—	—	403	2,312	4,547
Gold produced	oz	54,733	32,837	13,615	144,096	58,453
Gold sold	oz	55,144	32,112	13,740	143,809	59,135
Financial data
Revenue	M$	98.8	57.1	26.4	257.2	105.9
Cash costs(2)	M$	72.3	48.8	14.2	226.6	57.8
Sustaining capital(2)	M$	5.3	3.1	3.2	21.5	11.2
Reclamation expenses	M$	1.4	1.0	0.1	4.0	0.4
Total AISC(2)	M$	79.0	52.9	17.5	252.1	69.4
AISC contribution margin(2)	M$	19.7	4.2	8.9	5.1	36.4
Care and maintenance	M$	—	4.8	16.7	12.6	42.1
Non-sustaining expenditures(2)	M$	10.2	18.9	3.0	59.6	16.7
Mine free cash flow(2)	M$	9.5	(19.5)	(10.8)	(67.1)	(22.4)
Unit analysis
Realized gold price per oz sold	$/oz	1,787	1,769	1,932	1,783	1,786
Cash costs per oz sold(2)	$/oz	1,311	1,520	1,035	1,575	978
AISC per oz sold(2)	$/oz	1,433	1,647	1,276	1,753	1,174
Mining cost per tonne mined - open pit	$/t	1.50	1.52	1.85	1.45	1.65
Mining cost per tonne mined - underground	$/t	82.07	84.79	168.60	86.73	68.36
Processing cost per tonne processed	$/t	6.05	8.86	n/a	7.02	5.90
G&A cost per tonne processed	$/t	1.70	2.20	n/a	1.97	1.00
(1)Los Filos was acquired as part of the Leagold Acquisition. Operational and financial results are included from March 10, 2020, onward.
(2)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q4 and 2021 Analysis
Production
During Q4 2021, Los Filos produced 54,733 ounces of gold (Q3 2021 - 32,837 ounces) at an AISC of $1,433 per oz (Q3 2021 - $1,647 per oz). The Company sold 55,144 ounces (Q3 2021 - 32,112 ounces) at an average realized price of $1,787 per oz (Q3 2021 - $1,769 per oz), recognizing revenue of $98.8 million (Q3 2021 - $57.1 million million) for the Quarter.
Production increased substantially compared to Q3 2021, reflecting a full Quarter of consistent operations. The open pit mining operations moved almost double the ore tonnes compared to Q3 2021, due mainly to the H1 2021 stripping campaigns delivering increased access to ore in the Guadalupe pit. AISC was again substantially lower than the prior quarter, reflecting an increase in ounces stacked and gold production. Development work continues for the new Bermejal underground deposit.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021
Los Filos exceeded 2021 guidance with total production of 144,096 ounces of gold compared to guidance of 120,000 to 140,000 ounces, and beat cost guidance with cash costs of $1,575 per oz and AISC of $1,753 per oz compared to guidance of $1,590 to $1,660 per oz for cash costs and $1,790 to $1,850 per oz for AISC.
Exploration and development
Exploration activities during Q4 2021 included continued testing of potential extensions of known mineralization and untested areas of the Los Filos underground deposit. A total of 3,032 m was drilled during Q4 2021, bringing the total completed for the year to 14,058 m. Additionally, a planned 11,000 m infill drill program for the Guadalupe open pit was expanded to 16,000 m, of which 3,032 m was drilled during the Quarter, bringing the total for the year to 16,033 m. Exploration costs for the Quarter totalled $1.7 million, with $6.5 million spent during the year.
Sustaining capital expenditures were $5.3 million during Q4 2021, primarily for underground development, open pit equipment and capital stripping. Non-sustaining capital expenditures of $10.2 million during the Quarter related primarily to equipment rebuilds to increase mining capacity, and Bermejal underground development costs.
During 2021 the Company spent $21.5 million of sustaining capital related to underground development, capital stripping and equipment overhauls and $59.6 million of non-sustaining expenditures related to Guadalupe capital stripping, Bermejal underground development and a new mobile fleet.
Outlook
Los Filos production for 2022 is estimated at 160,000 to 180,000 ounces of gold. While Los Filos’ costs are expected to be lower in the second half of the year, waste stripping campaigns in the Los Filos and Guadalupe open pits and underground development for Bermejal are expected to impact AISC and free cash flow for the year. Los Filos’ cost guidance for 2022 is estimated at cash costs of $1,400 to $1,475 per oz with AISC of $1,625 to $1,700 per oz.
The Company continues to review the potential to construct a new carbon-in-leach plant to operate concurrently with the existing heap leach operation, which could increase production and lower costs, but does not expect to make a construction decision until the majority of Greenstone expenditures are complete and the current stability with local communities allows operations to continue without interruption.
Capital investments at Los Filos during 2022 are expected to focus primarily on open-pit stripping and underground development, with almost $30 million of expenditures carried over from 2021. AISC at Los Filos in 2022 includes $38 million of sustaining capital, with $13 million allocated for capitalized stripping of the Guadalupe open pit, $7 million for development of the Los Filos underground mine, $10 million for fleet refurbishment and processing equipment and $4 million for exploration.
Non-sustaining growth capital of $62 million includes $23 million for stripping of the Los Filos open pit, $24 million for Bermejal underground development and $14 million for fleet rebuilds and new equipment.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open-pit gold mine located in northeastern Brazil that achieved commercial production in Q3 2019. In 2021 the Company completed a pre-feasibility study (“PFS”) demonstrating the opportunity for both mine life extension and increased annual gold production with development of an underground mine and satellite open-pit deposits that would operate concurrently with the existing open-pit mine.
Operating and financial results for the three months and year ended December 31, 2021

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Ore mined	kt	1,029	1,047	1,231	3,180	3,267
Waste mined	kt	7,727	5,077	7,301	20,442	19,901
Open pit strip ratio	w:o	7.51	4.85	5.93	6.43	6.09
Tonnes processed	kt	922	832	846	3,383	3,227
Average gold grade processed	g/t	1.51	1.42	1.59	1.35	1.41
Recovery	%	91.9	91.2	90.6	91.2	89.8
Gold produced	oz	41,258	34,583	37,438	134,961	130,237
Gold sold	oz	41,819	33,200	38,213	135,061	129,004
Financial data
Revenue	M$	75.1	59.4	71.6	242.6	229.6
Cash costs(1)	M$	31.0	26.8	23.3	105.9	92.4
Sustaining capital(1)	M$	12.3	4.7	10.6	26.7	24.4
Reclamation expenses	M$	0.3	0.3	0.5	1.3	2.7
Total AISC(1)	M$	43.6	31.8	34.4	133.9	119.5
AISC contribution margin(1)	M$	31.5	27.6	37.2	108.8	110.1
Non-sustaining expenditures(1)	M$	5.3	3.0	1.1	9.3	4.7
Mine free cash flow(1)	M$	26.2	24.6	36.1	99.5	105.4
Unit analysis
Realized gold price per oz sold	$/oz	1,797	1,790	1,874	1,796	1,780
Cash costs per oz sold(1)	$/oz	742	806	610	784	716
AISC per oz sold(1)	$/oz	1,044	957	901	991	926
Mining cost per tonne mined	$/t	2.04	1.91	1.78	2.09	1.87
Processing cost per tonne processed	$/t	9.19	12.04	8.18	9.65	8.44
G&A cost per tonne processed	$/t	4.06	4.90	4.14	4.12	4.10
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q4 and 2021 Analysis
Production
During Q4 2021, Aurizona produced 41,258 ounces of gold (Q3 2021 - 34,583 ounces) at an AISC of $1,044 per oz (Q3 2021 - $957 per oz). The Company sold 41,819 ounces (Q3 2021 - 33,200 ounces) at an average realized gold price of $1,797 per oz (Q3 2021 - $1,790 per oz), recognizing revenue of $75.1 million (Q3 2021 - $59.4 million) for the Quarter.
Production was higher and AISC was lower in the Quarter compared to Q3 2021 as there was improved access to higher grade ore benches in the lower portion of the pits and decreased reliance on lower-grade stockpiles for processing. Processing throughput of 922,000 tonnes in Q4 2021 set a new quarterly plant record and was 9% higher than the previous throughput record. Processing cost per tonne consequently decreased from Q3 2021 despite recent price inflation for consumables. Favorable foreign exchange rates continue to partially offset inflation.
Aurizona achieved production guidance with total 2021 production of 134,961 ounces compared to guidance of 130,000 to 140,000 ounces of gold. Cash costs were $784 per oz compared to guidance of $750 to $800 per oz, and AISC was $991 per oz compared to guidance of $1,025 to $1,075 per oz, due in part to lower capital expenditures as some TSF construction, capital stripping and land acquisitions were deferred into 2022.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021
Exploration and development
The 2021 Aurizona and district exploration program commenced in May as the seasonal rains subsided. The program was budgeted at $5.8 million and included drilling to add to the Mineral Reserve and Mineral Resource growth of the main Piaba deposit, Mineral Resource growth in near-mine deposits such as Tatajuba and Genipapo, and drill testing of several regional targets such as Touro. Drilling during the Quarter included 10,945 m at Piaba, 3,080 m at Tatajuba, 1,427 m at Touro, 1,343 m at Genipapo, and 4,625 m on other regional targets. The exploration expenditures for the Quarter totalled $5.1 million. A total of 31,189 m was drilled at Piaba and on near-mine and regional targets in 2021, with total exploration expenditures for the year of $8.3 million.
During Q4 2021, the Company spent $12.3 million of sustaining capital related primarily to work on the TSF raise and capitalized stripping. Non-sustaining expenditures were $5.3 million related to exploration and completion of the expansion PFS.
During 2021 the Company spent $26.7 million of sustaining capital related to capitalized stripping and TSF construction and $9.3 million of non-sustaining expenditures on exploration and progressing the Aurizona expansion.
Outlook
Aurizona production for 2022 is estimated at 120,000 to 130,000 ounces of gold with cash costs of $800 to $850 per oz and AISC of $1,175 to $1,225 per oz. Production during 2022 is expected to come from multiple ore sources, including Piaba East and the new Boa Esperança pit, which was opened up with a small stripping campaign during 2021.
Forecast AISC at Aurizona in 2022 includes $50 million of sustaining capital allocated primarily to $19 million in capitalized waste stripping, $18 million to construct a new TSF and increase capacity of the existing TSF and $8 million for infrastructure including installation of a new pebble crusher. With fresh rock feed expected to increase to 30% in 2022, the pebble crusher is expected to help to maintain processing capacity. Non-sustaining growth capital at Aurizona of $8 million is allocated almost entirely to exploration.
The Company expects to continue to advance the Aurizona expansion during 2022, with plans to initiate permitting for an exploration portal, undertake some underground-focused exploration and continue internal studies. Development work to access the underground deposit could begin in late 2022.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021
Fazenda Gold Mine, Bahia, Brazil
Equinox Gold acquired Fazenda on March 10, 2020 as part of the Leagold Acquisition. Fazenda is located in Bahia State, Brazil and has been in operation for more than two decades. Fazenda is primarily an underground operation complemented with some small open pits.
Operating and financial results for the three months and year ended December 31, 2021

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020 (1)
Ore mined - underground	kt	283	286	302	1,177	1,014
Tonnes processed	kt	351	348	332	1,367	1,087
Average gold grade processed	g/t	1.43	1.54	1.91	1.52	1.63
Recovery	%	90.9	89.7	89.9	90.5	90.6
Gold produced	oz	14,499	15,598	18,196	60,401	51,611
Gold sold	oz	14,279	15,727	18,237	60,269	51,056
Financial data
Revenue	M$	25.6	28.0	34.0	107.9	92.4
Cash costs(2)	M$	13.8	13.9	13.3	52.7	37.6
Sustaining capital(2)	M$	4.7	3.1	2.7	14.5	4.8
Reclamation expenses	M$	1.8	0.3	0.1	2.6	0.7
Total AISC(2)	M$	20.3	17.3	16.1	69.8	43.1
AISC contribution margin(2)	M$	5.3	10.7	17.9	38.1	49.3
Non-sustaining expenditures(2)	M$	0.8	1.3	2.1	5.5	4.6
Mine free cash flow(2)	M$	4.5	9.4	15.8	32.6	44.7
Unit analysis
Realized gold price per oz sold	$/oz	1,792	1,777	1,862	1,791	1,810
Cash costs per oz sold(2)	$/oz	963	884	728	875	737
AISC per oz sold(2)	$/oz	1,419	1,098	881	1,159	844
Mining cost per tonne mined	$/t	20.35	21.86	20.84	19.95	17.60
Processing cost per tonne processed	$/t	11.34	11.44	12.66	11.25	10.86
G&A cost per tonne processed	$/t	5.17	5.19	5.59	4.97	4.57
(1)Fazenda was acquired as part of the Leagold Acquisition. Operational and financial results are included from March 10, 2020, onward.
(2)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q4 and 2021 Analysis
Production
During Q4 2021, Fazenda produced 14,499 ounces of gold (Q3 2021 - 15,598 ounces) at an AISC of $1,419 per oz (Q3 2021 - $1,098 per oz). The Company sold 14,279 ounces (Q3 2021 - 15,727 ounces) at an average realized price of $1,792 per oz (Q3 2021 - $1,777 per oz), recognizing revenue of $25.6 million (Q3 2021 - $28.0 million) for the Quarter.
Processed throughput of 351,000 tonnes in Q4 2021 set a new quarterly plant record but feed grades were lower than Q3 2021 due to mine sequencing in the underground and drawing more ore from open-pit sources. Lower grades were partly offset by higher recoveries due to less carbonaceous ore going through the plant. Mining unit costs in Q4 2021 were lower than Q3 2021 as prior maintenance activities to improve underground ore production were completed. AISC per oz was higher in the Quarter, largely due to lower gold production and also $4.7 million of sustaining capital spend in Q4 2021 for underground development.
With total production during 2021 of 60,401 ounces of gold, Fazenda achieved production guidance of 60,000 to 65,000 ounces. Cash costs were $875 per oz compared to guidance of $850 to $900 per oz, with AISC of $1,159 per oz compared to guidance of $1,100 to $1,150 per oz.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021
Exploration and development
The Company drilled a total of 16,564 m at Fazenda during Q4 2021. In the immediate mine area, underground drilling focused on Mineral Reserve replacement totalled 10,662 m, bringing the year-to-date total to 40,505 m. Regional reconnaissance drilling included 5,902 m of core drilling, bringing the totals for the year to 15,324 m of core and 13,040 m of RC drilling across nine large targets. Total regional exploration expenditures during the Quarter were $1.5 million, with $9.2 million spent during the year.
During Q4 2021, sustaining capital expenditures of $4.7 million focused primarily on underground development and capital stripping, as well as machinery and equipment. Non-sustaining capital of $0.8 million was for exploration.
During 2021 the Company spent $14.5 million on sustaining capital related primarily to underground development, as well as equipment and a TSF raise, with $5.5 million of non-sustaining expenditures related to exploration.
Outlook
Fazenda’s production for 2022 is estimated at 60,000 to 65,000 ounces of gold, with cash costs estimated at $975 to $1,025 per oz and AISC estimated at $1,200 to $1,250 per oz.
Of the $14 million sustaining capital investment planned for 2022, $6 million is allocated for underground development, $3 million for open-pit waste stripping, $2 million for exploration to upgrade inferred Mineral Resources and $2 million for engineering, plant maintenance and equipment. Non-sustaining growth capital of $11 million includes $4 million for underground development and $3 million for exploration.
In addition, the Company has planned a significant regional exploration program in the Fazenda-Santa Luz district, a 70-km-long greenstone belt that hosts both the Fazenda and Santa Luz mines. The 2022 regional exploration program includes a $1.5 million airborne geophysical survey that will cover the entire belt and is expected to greatly aid in the development of new targets and more than 50,000 metres of drilling targeting high priority near-mine and regional targets. Of the total $9 million non-sustaining capital spend, $4 million has been budgeted to Fazenda with the remainder budgeted to Santa Luz.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021
RDM Gold Mine, Minas Gerais, Brazil
Equinox Gold acquired RDM on March 10, 2020 as part of the Leagold Acquisition. RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three months and year ended December 31, 2021

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020 (1)
Ore mined	kt	346	682	680	1,768	1,981
Waste mined	kt	3,829	6,082	6,310	22,837	18,218
Open pit strip ratio	w:o	11.06	8.92	9.28	12.92	9.19
Tonnes processed	kt	713	755	714	2,835	2,218
Average gold grade processed	g/t	0.68	0.69	0.92	0.74	0.97
Recovery	%	87.6	86.2	86.4	86.7	85.6
Gold produced	oz	13,362	15,880	18,068	58,829	59,354
Gold sold	oz	13,424	16,140	18,263	59,074	58,723
Financial data
Revenue	M$	24.0	28.7	34.1	105.8	106.6
Cash costs(2)	M$	18.6	24.5	19.2	72.2	51.8
Sustaining capital(2)	M$	3.6	3.3	3.7	10.1	8.8
Reclamation expenses	M$	0.5	0.2	0.1	1.1	0.5
Total AISC(2)	M$	22.7	28.0	23.0	83.4	61.1
AISC contribution margin(2)	M$	1.3	0.7	11.1	22.5	45.5
Care and maintenance	M$	—	—	—	—	0.5
Non-sustaining expenditures(2)	M$	4.7	2.5	—	21.9	0.6
Mine free cash flow(2)	M$	(3.4)	(1.8)	11.1	0.6	44.4
Unit analysis
Realized gold price per oz sold	$/oz	1,789	1,779	1,857	1,791	1,805
Cash costs per oz sold(2)	$/oz	1,386	1,518	1,050	1,222	882
AISC per oz sold(2)	$/oz	1,689	1,733	1,261	1,410	1,041
Mining cost per tonne mined	$/t	2.73	2.18	1.58	2.04	1.64
Processing cost per tonne processed	$/t	10.65	10.05	9.03	10.04	8.52
G&A cost per tonne processed	$/t	3.12	2.46	2.37	2.68	1.98
(1)RDM was acquired as part of the Leagold Acquisition. Operational and financial results are included from March 10, 2020, onward.
(2)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q4 and 2021 Analysis
Production
During Q4 2021, RDM produced 13,362 ounces of gold (Q3 2021 - 15,880 ounces) at an AISC of $1,689 per oz (Q3 2021 - $1,733 per oz). The Company sold 13,424 ounces (Q3 2021 - 16,140 ounces) at an average realized price of $1,789 per oz (Q3 2021 - $1,779 per oz), recognizing revenue of $24.0 million (Q3 2021 - $28.7 million) for the Quarter.
Production was lower in the Quarter compared to Q3 2021 as RDM received 958 millimetres (“mm”) of rain in Q4 2021, which is more than the region’s average annual rainfall of 800 mm. This had the effect of limiting access to the pits and instead RDM was reliant on processing lower-grade stockpile material for more than half the ore processed during the Quarter. Ore tonnes mined in Q4 2021 were higher grade than prior quarters due to mine sequencing. Unit costs were higher than Q3 2021, however, as the result of the atypical operating conditions.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021
Lower production during Q4 2021 caused RDM to miss guidance, with total production of 58,829 ounces compared to guidance of 60,000 to 65,000 ounces of gold. Costs were also higher than expected, with cash costs of $1,222 per oz compared to guidance of $1,000 to $1,050 per oz and AISC of $1,410 per oz compared to guidance of $1,175 to $1,225 per oz, as more non-sustaining capitalized waste stripping was included as operating expenses and Q4 2021 operations were heavily impacted by rainfall.
Exploration and development
The Company completed 3,565 m of core drilling during the Quarter and successfully concluded the 2021 exploration program, which was focused on near-mine Mineral Resource growth. Exploration expenditures during the Quarter totalled $0.7 million, with a total of 5,294 m drilled during the year at a cost of $0.8 million.
Sustaining capital expenditures in Q4 2021 were $3.6 million, related primarily to land acquisitions, the TSF raise and building and infrastructure. The Company spent $4.1 million of non-sustaining capital during the Quarter for capitalized stripping.
During 2021 the Company spent $10.1 million of sustaining capital related to the TSF, equipment and land acquisitions and $21.9 million of non-sustaining expenditures related to capitalized stripping.
Outlook
RDM production is expected to increase almost 30% compared to 2021 as the result of modifications to the pit design based on a new geotechnical model. Production for 2022 is estimated at 70,000 to 80,000 ounces of gold. Cash costs are estimated at $1,200 to $1,250 per oz and AISC is estimated at $1,350 to $1,400 per oz.
AISC at RDM in 2022 includes $11 million of sustaining capital, of which $9 million relates to increasing capacity of the TSF and installing a tailings thickener to reduce water consumption. Non-sustaining growth capital of $18 million relates primarily to capitalized stripping for a pushback of the open pit to provide better access to the ore body. In addition, the Company has allocated $3 million for exploration to undertake the first exploration campaign at RDM in several years, with a focus on potential extensions along strike and down dip.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021
Mercedes Gold Mine, Sonora, Mexico
Equinox Gold acquired Mercedes on April 7, 2021, as part of the Premier Acquisition. Mercedes is an underground gold-silver mine located in Sonora State, Mexico. In December 2021, the Company announced an agreement to sell Mercedes. The sale is expected to close around the end of Q1 2022, subject to customary closing conditions and regulatory approvals.
Operating and financial results for the three months and year ended December 31, 2021

		Three months ended			Year ended
Operating data	Unit	December 31, 2021	September 30, 2021	June 30, 2021(1)	December 31, 2021(1)
Ore mined - underground	kt	125	105	118	348
Tonnes processed	kt	161	109	128	398
Average gold grade processed	g/t	2.30	2.89	2.71	2.59
Recovery	%	95.4	95.7	96.2	95.8
Gold produced	oz	11,353	9,722	10,708	31,782
Gold sold	oz	10,266	10,253	10,416	30,935
Financial data
Revenue	M$	18.9	18.8	19.3	56.9
Cash costs(2)	M$	11.2	9.9	8.7	29.9
Sustaining capital(2)	M$	4.7	2.3	3.6	10.6
Reclamation expenses	M$	0.4	0.6	0.5	1.5
Total AISC(2)	M$	16.3	12.8	12.8	42.0
AISC contribution margin(2)	M$	2.6	5.8	6.5	15.0
Non-sustaining expenditures(2)	M$	0.5	0.3	0.2	0.9
Mine free cash flow(2)	M$	2.1	5.5	6.3	14.1
Unit analysis
Realized gold price per oz sold	$/oz	1,775	1,761	1,779	1,772
Cash costs per oz sold(2)	$/oz	1,091	970	839	966
AISC per oz sold(2)	$/oz	1,584	1,261	1,226	1,357
Mining cost per tonne mined - underground	$/t	33.38	38.67	34.91	35.38
Processing cost per tonne processed	$/t	18.56	21.23	20.58	19.94
G&A cost per tonne processed	$/t	14.19	17.39	14.54	15.18
(1)Mercedes was acquired as part of the Premier Acquisition. Operational and financial results are included from April 7, 2021, onward.
(2)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q4 and 2021 Analysis
Production
During Q4 2021, Mercedes produced 11,353 ounces of gold (Q3 2021 - 9,722 ounces) at an AISC of $1,584 per oz (Q3 2021 - $1,261 per oz). The Company sold 10,266 ounces (Q3 2021 - 10,253 ounces) at an average realized price of $1,775 per oz (Q3 2021 - $1,761 per oz), recognizing revenue of $18.9 million (Q3 2021 - $18.8 million) for the Quarter.
Production for Q4 2021 was higher than Q3 2021 as increased development improved access to mining faces, resulting in a 20% increase in ore mined with similar ore grades. In addition, some low-grade stockpile material was processed in Q4 2021, utilizing spare capacity in the processing plant. Unit costs were lower in Q4 2021 due to increased underground development enabling more ore tonnes and production.
Mercedes achieved 2021 production guidance with production attributable to Equinox Gold in 2021 of 31,782 ounces of gold, compared to guidance of 30,000 to 35,000 ounces of gold. Cash costs of $966 per oz and AISC of $1,357 per oz were above the upper end of guidance of $750 to $800 per oz and $1,150 to $1,200 per oz, respectively, since Mercedes processed higher volumes of lower grade ore during 2021.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021
Exploration and development
Exploration drilling activities during Q4 2021 at Mercedes focused on Mineral Resource delineation and definition drilling programs, with 4,055 m of core drilling in 13 holes. A total of 7,151 m of exploration drilling was completed at Mercedes in 2021. Exploration expenditures totalled $0.5 million and $1.5 million for the Quarter and year, respectively.
Sustaining capital expenditures in Q4 2021 were $4.7 million, related primarily to underground mine development. The Company spent $0.5 million of non-sustaining capital on exploration during the Quarter.
During 2021, the Company spent $10.6 million of sustaining capital related to underground development and the TSF and $0.9 million of non-sustaining expenditures related to exploration.
Outlook
On December 16, 2021, the Company entered into an agreement to sell Mercedes to Bear Creek (the “Transaction”). The Transaction is expected to close around the end of Q1 2022. As such, 2022 guidance does not include Mercedes, although ounces produced and capital spent prior to closing will be attributable to Equinox Gold. For further detail about the Transaction, refer to the Corporate section of the MD&A.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

DEVELOPMENT PROJECTS
Santa Luz Project, Bahia, Brazil
The Company announced construction of Santa Luz on November 9, 2020 with an approved budget of $103 million.
Santa Luz is a past-producing open-pit mine in Bahia State, Brazil, that commenced operations in mid-2013 but was placed on care and maintenance in September 2014 partly due to lower than planned gold recovery. In May 2018, the previous owner of Santa Luz completed a feasibility study incorporating resin-in-leach processing to increase gold recoveries.
After acquiring the project in March 2020, Equinox Gold continued reviewing plans for the Santa Luz restart and published an update to the feasibility study on November 9, 2020, outlining a mine plan and plant design that is expected to produce 903,000 ounces of gold over an initial 9.5-year mine life, with additional upside from nearby exploration targets and existing underground Mineral Resources.
Q4 2021 analysis and outlook
As a brownfield past-producing mine, the majority of site services and infrastructure was already in place at Santa Luz. Primary activities to restart the mine include refurbishing existing infrastructure, retrofitting the plant, installing a new leach system and additional grinding capacity, and increasing the storage capacities of the existing tailings and water storage facilities. Construction progress is documented in the Santa Luz photo gallery on Equinox Gold’s website.
Of the $103 million total construction capital for the project, the Company had committed approximately $94 million and spent approximately $76 million through the end of December 2021, including expenditures incurred during 2020. Mining commenced in mid-June, with initial mining activities focused on removing waste from two locations and developing access roads, ramps, dumps and ore storage areas. Since mid-June, approximately 6.3 million tonnes of material was moved to either the waste area or used as backfill material for the water storage facility and TSF projects.
Santa Luz construction is more than 95% complete as of the date of this MD&A, and commissioning is underway in the SAG mill, ball mill, primary and secondary grinding and leach circuit. The project is on budget and on schedule, with first ore introduced into the plant in February and first gold expected in late March 2022.
Santa Luz production for 2022, including gold produced before commercial production, is estimated at 70,000 to 90,000 ounces of gold with cash costs of $825 to $925 per oz and AISC of $975 to $1,050 per oz sold. AISC at Santa Luz in 2022 includes $19 million of sustaining capital of which $11 million relates to open-pit stripping and $4 million for a TSF lift.
Approximately $27 million of non-sustaining construction capital remains to be spent in 2022, with an additional $5 million allocated to Fazenda-Santa Luz district exploration, as noted above.
Greenstone Project, Ontario, Canada
Greenstone is being advanced in a 60/40 partnership between Equinox Gold and Orion Mine Finance Group (“Orion”) through their respective interests in Greenstone Gold Mine GP Inc., which manages the project. The Company acquired a 50% interest in Greenstone in April 2021 with the Premier Acquisition, and subsequently purchased an additional 10% interest from Orion to bring its total interest in the project to 60%. Greenstone will be an open-pit mine with the expectation of producing more than 5 million ounces of gold over an initial 14-year mine life. Gold production for the first five years of operations is estimated at more than 400,000 ounces annually with life-of-mine production expected to average 360,000 ounces annually, with 60% attributable to Equinox Gold.
On October 27, 2021, Equinox Gold announced groundbreaking for full-scale construction of Greenstone with a construction budget of C$1.53 billion (100% basis) ($1.23 billion at a rate of USD:CAD 1.25). Construction will be funded on a pro rata basis with Equinox Gold funding 60% and Orion funding 40%. The initial capital estimate has been updated from the 2020 feasibility study estimate to reflect firm supplier quotes following detailed engineering, a review and update of capital costs, and an increased contingency including a provision for future inflation and potential COVID-19 costs. The initial cash spend could be reduced by approximately $100 million through lease financing for mobile equipment and offset economically by up to $70 million of pre-commercial production revenues (at a gold price of $1,750 per oz). Approximately 80% of the initial capital is Canadian-dollar based. With all financing and lender consents in place, construction commenced in December 2021.
Early works activities were completed in late Q3 2021 with commissioning of the temporary workforce camp, construction office and temporary effluent water treatment plant. Major construction activities got underway in Q4 2021 with contractors mobilized to commence construction on the TSF, the Goldfield Creek diversion, and the new portion of Highway 11. The second phase of tree clearing progressed during the Quarter. Plant site earthworks has advanced ahead of schedule and the first concrete pour was completed in December 2021.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

DEVELOPMENT PROJECTS (CONTINUED)
Greenstone Project, Ontario, Canada (Continued)
There was significant procurement activity during the Quarter, with contracts committed for the major process plant equipment, power plant generators, administration building, steel buildings, mine mobile equipment and explosives supply. The total value contracted to the end of January 2022 is $512 million (100% basis), representing 45% of the budgeted capital expenditures. The total value of fixed price contracts placed to date is $347 million (100% basis), which includes the full value of mine mobile equipment contracts during the capital expenditure phase, with $116 million awarded to Indigenous community companies or joint ventures. The Company spent $38.5 million during the Quarter and $65.6 million during 2021.
During 2022, Equinox Gold expects to fund $326 million of construction capital. Construction activities will be focused on the process plant, repositioning of existing infrastructure, installation of new infrastructure and mobile equipment, water and tailings management, power and electrical.

Activities in Q1 2022 are expected to focus on placing the majority of the remaining equipment contracts, advancing earthworks and concrete construction activities, and initiating preparatory works for steel erection that is expected to begin in Q2 2022 for the site administration building, permanent effluent water treatment plant, truck shop and process plant buildings.
Los Filos Expansion, Guerrero, Mexico
The Company is continuing planned expansion projects of the Los Filos gold mine complex with ongoing development of a second underground mine (Bermejal). The Company is also completing an updated feasibility study reviewing the potential to construct a new carbon-in-leach (“CIL”) plant to process higher-grade ore, operating concurrently with the existing heap leach operation.
Q4 2021 analysis and outlook
Development of the Bermejal underground mine continued during the Quarter. Underground development advanced 1,413 m during the Quarter and 20,253 tonnes of ore was mined with an average grade of 2.11 grams per tonne gold. Surface projects to support mining activities in Bermejal underground were also completed in the Quarter, including the extension of a power line, completion of a new substation and completion of the underground explosives magazine. A letter of award for the mine ventilation system was issued.
Engineering, optimization and metallurgical studies related to the new CIL plant continued through the Quarter. Life-of-mine planning and scheduling continues to be updated to reflect higher grade ore being fed to the CIL plant and lower grade ore going to the current heap leach operations. Environmental approvals were received for relocation of the CIL plant and for the updated tailings deposition location. The review process by CENACE (the national energy utility in Mexico responsible for energy regulation) for the proposed new electrical substation and power line extension required for the CIL plant and ancillary facilities is ongoing, with completion anticipated by early Q2 2022.
While the CIL plant is expected to increase annual production and reduce costs, the Company does not expect to make a construction decision until the majority of Greenstone expenditures are complete and the current stability with local communities allows operations to continue without interruption.
Castle Mountain Expansion, California, USA
Q4 2021 analysis and outlook
In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. The current operation consists of a ROM heap leach facility placing 12,700 tonnes per day of ore. Phase 2 is expected to expand ROM heap leaching and incorporate milling of higher-grade ore, increasing production to an average of 218,000 ounces per year for 14 years followed by leach pad rinsing to recover residual gold. Life-of-mine production including Phase 1 operations and end of mine life rinsing is estimated at 3.4 million ounces of gold over a 21-year mine life. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower industry quartiles. Total initial capital for the Phase 2 expansion is estimated at $389 million, excluding $121 million for a leased mining fleet, with life-of-mine sustaining capital estimated at $147 million.
While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, will require amendments to the Company’s Mine and Reclamation Plan (Plan of Operation) for the Project. Work is progressing well on the mine plan amendment, specifically ensuring adequate water sources for the larger operation. Air quality and visual impacts have also been assessed. The feasibility study has undergone a gap analysis to determine where improvements can be made and incorporated into the next phase of engineering. The Company expects to submit the amendment to the mine plan for approval in Q1 2022.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

DEVELOPMENT PROJECTS (CONTINUED)
Aurizona Expansion, Brazil
Q4 2021 analysis and outlook

In November 2021, the Company filed a PFS providing more detail for the potential expansion at Aurizona. As announced in Q3 2021, the Company sees potential to extend the Aurizona mine life and increase annual production by mining new underground and satellite open-pit deposits concurrently with the existing open-pit mine.

During 2022 the Company plans to initiate permitting for an exploration portal, undertake some underground-focused exploration and continue to advance internal studies related to the expansion. Development work to access the underground deposit could begin in late 2022.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had three lost-time injuries during the Quarter. The Company’s Lost-time Injury Frequency Rate (“LTIFR”) is 0.55 for the Quarter and 0.68 for 2021, compared to the 2021 target of 0.73 per million hours worked. The Company’s Total Reportable Injury Frequency Rate (“TRIFR”), which is a measure of all injuries that require the attention of medically trained personnel, is 2.92 for the Quarter and 3.05 for 2021, compared to the 2021 target of 3.51 per million hours worked.
Equinox Gold continues to maintain precautionary measures at all its operations to manage issues related to the COVID-19 pandemic with the primary goal of protecting the health, safety and economic wellbeing of the Company’s workforce and local communities. Each of the Company’s operations has implemented preventive measures in collaboration with the Company’s employees, contractors, host communities and governments to limit COVID-19 exposure and transmission as much as possible. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the US Centre for Disease Control, consulting health professionals, and the local, state and federal governments at each of its sites. Routine COVID-19 testing continues at all mine sites with the objective of identifying carriers early so they can self-isolate before inadvertently spreading the virus to others. While all of the Company’s sites have experienced some cases of COVID-19, most cases have been asymptomatic or have been managed in a way that allows production to continue while not putting employees and contractors at risk.
Environment
In total, there were 30 environmental incidents reported during the Quarter, with three considered “significant” as defined by the Company’s policies. One significant incident occurred at Castle Mountain when an unplanned power outage occurred and, when power was restored, the carbon-in-circuit (“CIC”) area pumps energized immediately to 100% power. The rush of pregnant solution overtopped the CIC tanks and secondary containment due to high winds. Approximately 600 gallons of pregnant solution was spilled out from the containment area and onto surrounding ground within the mine boundary. The contaminated soil was contained and disposed of on-site, without leaving mine boundaries, the incident was reported to government authorities and modifications were made to prevent recurrence. Another significant incident, as defined by Equinox Gold internal protocols, occurred at Castle Mountain when lime use exceeded permit conditions. A permit modification was immediately submitted to district staff to amend and increase the total annual volume of lime use allowed at Castle Mountain. A permit violation response letter was sent to the air district regulators and the Company received a permit violation penalty of $1,000, which was paid. The remaining significant incident occurred at Greenstone when the ammonia value discharged through the temporary effluent treatment plant (“TETP”) exceeded the regulatory limit as the result of blasting activities in the area. Greenstone has implemented procedures to more carefully track explosive volumes for each blast and to monitor collection ponds for ammonia, and has switched analytical laboratories to expedite turnaround time for water samples.
During 2021 the Company certified two mine sites in compliance with the International Cyanide Code. Los Filos, Mesquite and Fazenda are now certified. RDM, Aurizona and Castle Mountain are expected to be certified by early 2023. Greenstone and Santa Luz are expected to be certified within three years of achieving commercial production.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

COMMUNITY DEVELOPMENT & ESG REPORTING
Community Engagement
Equinox Gold engages in early, frequent and transparent dialogue with stakeholders as a means to build trust and provide a space for collaboration and long-term commitment. The Company maintains formal systems to identify stakeholders and communities of interest and strives to maintain strong local relationships by meeting regularly with host communities and Indigenous peoples to discuss activities, report on environmental and social performance and discuss concerns. At all operations, dedicated community departments seek feedback from local communities and stakeholders so that collaborative solutions to concerns can be implemented.
In Q4 2021, most sites had resumed in-person community meetings and events, which had been greatly curtailed by restrictions to social gatherings at the height of the pandemic. At Greenstone, the project team undertook a blasting awareness campaign to ensure local residents were informed and able to ask questions about the technical aspects of blasting and the construction blast schedule. At RDM, Fazenda and Santa Luz, community meetings and presentations to municipalities resumed to ensure that key information is available to a broad range of local stakeholders and that there is a forum to share interests and concerns. With the same objective, Los Filos, Greenstone and Caste Mountain hosted tours for government officials and local community leaders.
The Greenstone groundbreaking ceremony was attended by community members, government representatives and the leaders of each of the project’s Indigenous partners. Pictures and highlights from the groundbreaking ceremony speeches are available on Equinox Gold’s website.
In Q4 2021 Equinox Gold commenced a Human Rights assessment program to support the development of a Human Rights due diligence framework for the Company. As part of this process, comprehensive risk assessments were conducted at Aurizona and Los Filos. These third-party assessments included engagement with key internal and external stakeholders, such as community leaders, residents, and civil society organizations.
Community Development
Equinox Gold strives to leave a positive legacy of improved infrastructure, skills development and healthy, sustainable communities. The Company believes that mining projects should provide significant and long-term economic benefits and social development opportunities to local communities, ensuring that value generated locally benefits the communities affected most by the Company’s operations. The Company preferentially hires and procures locally and invests significantly in local infrastructure, health care, education, cultural and community programs. The Company also works with communities and governments to put programs in place that will help these benefits to continue well beyond the life of the mines. Moreover, Equinox Gold promotes and supports education with scholarships and training programs, supports health and wellbeing campaigns, and sponsors sports programs and cultural events.
In Q4 2021, several investments were made to support community development and quality of life improvements. At Aurizona, the construction of a new water treatment plant and retrofit of the water distribution infrastructure were completed in partnership with the local municipality. This new plant and water distribution network have greatly improved the water quality and reliability of service for the Aurizona village.
At Fazenda, the annual Community Development Seminar Program completed in Q4 2021 included the assessment of community development project proposals in the direct area of influence of the mine and identified 30 projects for direct support in 2022. Santa Luz kicked off its Young Apprentice Program, which provides entry level jobs to local students. Greenstone held a virtual Project Update Presentation to inform communities about job opportunities at the site and to provide guidance to local business interested in being a vendor or supplier.
Throughout the year, Equinox Gold operations made financial and in-kind contributions to safety and health promotion campaigns as well as local programs to address the challenges of the COVID-19 pandemic. In addition, the mine sites made donations to a variety of organizations and local governments to celebrate culturally relevant events and to support the most vulnerable in their area of influence.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

COMMUNITY DEVELOPMENT & ESG REPORTING (CONTINUED)
Environmental, Social & Governance (“ESG”) Reporting
Equinox Gold continues to publish select ESG data quarterly in the Responsible Mining section of the Company’s website and intends to expand the ESG metrics reported on the website in 2022.
During 2021 Equinox Gold published a Tailings Management Report and also reported for the first time its greenhouse gas emissions and energy data to the Carbon Disclosure Project. Both documents are available on the Company’s website. Additional disclosures using the Task Force on Climate-related Financial Disclosure (“TCFD”) framework are expected to be reported in 2022.
Equinox Gold prepared a materiality assessment to inform the Company’s 2021 ESG Report, which included a review of external sources as well as an extensive stakeholder survey in Q4 2021 with feedback from the Company’s workforce, community partners, Indigenous partners, investors and other stakeholders. The Company looks forward to continuously expanding its disclosure to facilitate an increased level of engagement and discussion with the Company’s stakeholders about salient ESG matters, and will publish its second ESG report in Q2 2022. The Company’s ESG reporting strategy includes the adoption of reporting frameworks such as the Global Reporting Initiative (“GRI”), the Sustainability Accounting Standards Board (“SASB”) and TCFD.

CORPORATE
Premier Acquisition
On April 7, 2021, Equinox Gold completed the Premier Acquisition, adding Premier’s 50% interest in the construction-ready Greenstone Project in Ontario, Canada, its 100% interest in the producing Mercedes Mine in Mexico, and its interest in the Hasaga, Rahill-Bonanza and Beardmore exploration properties in Ontario to the Company’s existing portfolio of gold assets.
Under the terms of the Premier Acquisition, the Company acquired 100% of the issued and outstanding shares of Premier at an exchange ratio of 0.1967 Equinox Gold common shares for each Premier share held (the “Exchange Ratio”), such that existing Equinox Gold and Premier shareholders own approximately 84% and 16% of Equinox Gold, respectively, on an issued share basis. All outstanding options and warrants of Premier that were not exercised before the acquisition date were replaced with Equinox Gold options and warrants, as adjusted in accordance with the Exchange Ratio. As a result of the Premier Acquisition, the Company issued 47,373,723 common shares, 2,813,747 replacement options and 393,400 replacement warrants. Total consideration paid to Premier shareholders was $408.3 million.
In accordance with the acquisition method of accounting, the consideration transferred was allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values as at the date of acquisition.
In connection with the Premier Acquisition, Premier completed the spin-out of i-80 Gold to Equinox Gold and to Premier shareholders. i-80 Gold is a US-focused gold production and development company that holds Premier’s former Nevada assets. Equinox Gold acquired 41,287,362 shares in connection with the spin-out i-80 Gold.
On April 7, 2021, the Company participated in an i-80 Gold private placement financing, purchasing 9,274,384 units at a price of C$2.60 per unit, for a total investment of $19.2 million (C$24.1 million). Each unit comprises one common share of i-80 Gold and one quarter of one common share purchase warrant. Each whole warrant entitles Equinox Gold to acquire one common share of i-80 Gold at a price of C$3.64 until September 18, 2022.
On May 27, 2021, the Company exercised its right under the support agreement between the Company and i-80 Gold to maintain its pro rata ownership and the Company subscribed for 5,479,536 common shares of i-80 Gold at a price of C$2.60 per common share, for a total investment of $11.8 million (C$14.2 million).
On December 9, 2021, the Company exercised its right under the support agreement between the Company and i-80 Gold to maintain its pro rate ownership and the Company subscribed to 4,800,000 common shares of i-80 Gold at a price of C$2.62 per common share, for a total investment of $9.9 million (C$12.6 million).
Concurrent financing
Concurrent with the Premier Acquisition, the Company completed a non-brokered private placement for C$75.0 million (the “Private Placement”). The Company issued 7.5 million common shares a price of C$10.00 per share for gross proceeds of C$75.0 million. Certain of the Company’s executives and directors participated in the Private Placement for total proceeds of C$40.4 million, which are related party transactions.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

CORPORATE (CONTINUED)
Increased ownership interest in Greenstone Project
On April 16, 2021, the Company completed the acquisition of 10% of Orion’s interest in Greenstone. The Company paid Orion $51.0 million in cash on closing and assumed certain contingent payment obligations comprising:
•$5.0 million in cash 24 months after a positive mine construction decision for Greenstone; and
•Delivery of approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone.
Sale of Pilar
On April 16, 2021, the Company completed the sale of Pilar to Pilar Gold for aggregate consideration of:
•$38 million payable as follows:
◦$10.5 million on closing and $10.0 million payable by May 31, 2021, which have been received; and
◦$17.5 million payable on or before November 30, 2021 (the “Third Installment”);
•9.9% equity interest in Pilar Gold; and a
•1% net smelter return royalty on production from Pilar.
On November 30, 2021, the Third Installment maturity date was extended to November 30, 2023.
Sale of shares in Solaris Resources
On April 28, 2021, the Company completed the sale of a portion of its shareholdings in Solaris totaling ten million common shares for gross proceeds of $66.7 million (C$82.5 million). In addition, Equinox Gold granted to the buyers warrants to purchase an additional five million Solaris common shares from the Company for a period of 12 months at C$10.00 per share (the “Warrants”). In the event all Warrants are exercised, total gross proceeds to Equinox Gold would be C$132.5 million.
Sale of Mercedes
On December 16, 2021, the Company entered into an agreement to sell Mercedes to Bear Creek for aggregate consideration of:
•$100 million in cash, payable as follows:
◦$75 million on closing of the Transaction; and
◦$25 million payable within six months of closing of the Transaction
•24,730,000 common shares of Bear Creek; and a
•2% net smelter return payable on production from Mercedes.
The sale is expected to close around the end of Q1 2022, subject to customary closing conditions and regulatory approvals.
Changes to Board of Directors
On December 30, 2021, the Company announced the appointment of François Bellemare to the Company’s Board of Directors, effective January 1, 2022. Mr. Bellemare is replacing Tim Breen as Mubadala Investment Company’s Board appointee.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

FINANCIAL RESULTS

Selected financial results for the three months and year ended December 31, 2021 and 2020

$ amounts in millions, except per share amounts	Three months ended		Year ended
	December 31, 2021	December 31, 2020	December 31, 2021(1)	December 31, 2020(2)
Revenue	$381.2	$255.5	$1,082.3	$845.4
Cost of sales
Operating expense	(215.5)	(114.1)	(654.8)	(423.3)
Depreciation and depletion	(66.4)	(43.7)	(196.9)	(131.9)
Earnings from mine operations	99.4	97.7	230.6	290.2
Care and maintenance expense	(0.1)	(29.4)	(15.3)	(65.0)
Exploration expense	(2.9)	(2.4)	(16.3)	(11.8)
General and administration expense	(17.3)	(16.1)	(52.6)	(40.4)
Income from operations	79.0	49.8	146.5	173.0
Finance expense	(10.3)	(8.6)	(41.6)	(39.8)
Finance income	1.1	0.6	2.8	1.8
Share of net income (loss) in associate	8.3	(3.1)	0.7	(5.4)
Other income (expense)	10.1	28.6	426.6	(86.5)
Net income before taxes	88.2	67.2	535.0	43.1
Income tax recovery (expense)	20.8	24.0	19.9	(20.8)
Net income	$109.0	$91.2	$554.9	$22.3
Net income per share attributable to Equinox Gold shareholders
Basic	$0.37	$0.38	$1.95	$0.10
Diluted	$0.32	$0.30	$1.69	$0.10
(1)Financial results for the year ended December 31, 2021 include the results of operations for the mines acquired through the Premier Acquisition for the period of April 7 to December 31, 2021.
(2)Financial results for the year ended December 31, 2020 include the results of operations for mines acquired through the Leagold Acquisition for the period of March 10 to December 31, 2020.
Earnings from mine operations
Revenue for Q4 2021 was $381.2 million (Q4 2020 - $255.5 million) on sales of 212,255 ounces of gold (Q4 2020 - 136,418 ounces) and for the year ended December 31, 2021 was $1.1 billion (year ended December 31, 2020 - $845.4 million) on sales of 602,668 ounces of gold (year ended December 31, 2020 - 473,309 ounces). The Company acquired Leagold in March 2020. The increase in revenue, operating expense and depreciation and depletion in 2021 compared to 2020 is primarily due to the impact of a full year of production from the operations acquired from Leagold in 2020. In addition, the increases compared to 2020 were also due to Castle Mountain which was under construction until late 2020 and Mercedes which was acquired in April 2021.
Operating expense increased in Q4 2021 to $215.5 million (Q4 2020 - $114.1 million million) and for the year ended December 31, 2021 to $654.8 million (year ended December 31, 2020 - $423.3 million). The increase in operating expense for the three months and year ended December 31, 2021 compared to the same periods in the prior year was due to higher sales volumes, and also due to higher mining and processing costs as a result of cost escalation for certain consumables, including diesel.
Depreciation and depletion in Q4 2021 increased to $66.4 million (Q4 2020 - $43.7 million) and for the year ended December 31, 2021 to $196.9 million (year ended December 31, 2020 - $131.9 million). The increase from Q4 2020 was due to a full period of operations from the Mercedes mine which was acquired in April 2021, a full year of production at Castle Mountain, which commenced operations in November 2020, and a full quarter of production at Los Filos in Q2 2021 compared to none in Q2 2020.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

FINANCIAL RESULTS (CONTINUED)
Care and maintenance
Care and maintenance expense in Q4 2021 were $0.1 million (Q4 2020 - $29.4 million) and for the year ended December 31, 2021 were $15.3 million (year ended December 31, 2020 - $65.0 million).
For the year ended December 31, 2021, the Company incurred $14.2 million in care and maintenance expense at Los Filos resulting from a delayed restart in the first quarter of 2021 following a community blockade from September to December 2020, and the temporary suspension of operations resulting from a community blockade from June to July 2021.
Care and maintenance expense in Q4 2020 related to the community blockade at Los Filos. For the year ended December 31, 2020, costs related to temporary suspensions at Los Filos, RDM and Pilar due to government mandated COVID-19 restrictions, in addition to costs incurred at Los Filos as a result of the community blockades and costs incurred at Santa Luz prior to approval of construction by the Board of Directors in November 2020.

Exploration
Exploration expense in Q4 2021 were $2.9 million (Q4 2020 - $2.4 million) and for the year ended December 31, 2021 were $16.3 million (year ended December 31, 2020 - $11.8 million). The increase in exploration expense from prior comparative periods is related to increased exploration activity at a larger number of properties as a result of the Premier Acquisition in April 2021 and Leagold Acquisition in March 2020.

General and administration
General and administration expense in Q4 2021 were $17.3 million (Q4 2020 - $16.1 million) and for the year ended December 31, 2021 were $52.6 million (year ended December 31, 2020 - $40.4 million). The increase in general and administration expense for the three months and year ended December 31, 2021 was largely due to an increase in salaries and wages due to the increased size of the Company. Included within general and administration expense for the three months and year ended December 31, 2021 was $0.8 million and $6.1 million of non-cash share-based compensation expense, respectively (three months ended December 31, 2020 - $1.4 million; year ended December 31, 2020 - $6.8 million). Also included in general and administration expense for the year ended December 31, 2021 was $2.4 million in transaction costs related to the Premier Acquisition (year ended December 31, 2020 - $5.8 million in transaction costs related to the Leagold Acquisition and Premier Acquisition).

Finance expense
Finance expense in Q4 2021 was $10.3 million (Q4 2020 - $8.6 million) and for the year ended December 31, 2021 was $41.6 million (year ended December 31, 2020 - $39.8 million) and relates mainly to interest expense on debt balances outstanding.

Finance income
Finance income in Q4 2021 was $1.1 million (Q4 2020 - $0.6 million) and for the year ended December 31, 2021 was $2.8 million (year ended December 31, 2020 - $1.8 million) and relates mainly to interest earned on cash balances.

Other income (expense)
Other income for Q4 2021 was $10.1 million (Q4 2020 - other income of $28.6 million) and for the year ended December 31, 2021 was other income of $426.6 million (year ended December 31, 2020 - other expense of $86.5 million).
Other income in Q4 2021 decreased compared to Q4 2020 mainly due to a loss on the change in fair value of gold contracts of $5.9 million (Q4 2020 - loss of $1.0 million) and an expected credit loss of $6.0 million (Q4 2020 - nil), partially offset by a gain of $27.5 million on the change in fair value of share purchase warrants (Q4 2020 - gain of $17.5 million). The Company also recognized a dilution gain on investment in associate of $2.1 million (Q4 2020 - $8.0 million), a loss on disposal of mineral properties, plant and equipment of $8.0 million (Q4 2020 - loss of $1.4 million).

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

FINANCIAL RESULTS (CONTINUED)
Other income (expense) (continued)

Other income for the year ended December 31, 2021 of $426.6 million was mainly due to a $186.1 million gain on reclassification of the Company’s investment in Solaris from cost to fair value accounting, a $50.3 million gain on the sale of Solaris shares, a $45.4 million gain on the sale of Pilar and an $81.4 million bargain purchase gain related to the Premier Acquisition in 2021. The Company also recognized a gain on change in fair value of share purchase warrants of $85.8 million (2020 - loss of $29.9 million), a gain on the change in fair value of gold contracts of $16.6 million (2020 - loss of $48.1 million), a loss on the change in fair value of foreign exchange contracts of $4.4 million (2020 - loss of $14.7 million), a foreign exchange loss of $0.2 million (2020 - gain of $12.1 million) and a loss on disposal of mineral properties, plant and equipment of $12.4 million (2020 - loss of $1.7 million).

Income tax recovery (expense)
In Q4 2021, the Company recognized a tax recovery of $20.8 million (Q4 2020 - tax recovery of $24.0 million). For the year ended December 31, 2021, the Company recognized tax recovery of $19.9 million (year ended December 31, 2020 - tax expense of $20.8 million).
The Company’s tax recovery for Q4 2021 was composed of current tax expense of $4.9 million (Q4 2020 - expense of $9.7 million) and a deferred tax recovery of $25.7 million (Q4 2020 - recovery of $33.7 million). The Company’s tax recovery for the year ended December 31, 2021 was composed of current tax expense of $25.2 million (year ended December 31, 2020 - expense of $35.1 million) and a deferred tax recovery of $45.0 million (year ended December 31, 2020 - recovery of $14.2 million). The increase in the deferred tax recovery for the year ended December 31, 2021 compared to the comparative period in 2020 was primarily due to the impact of an internal restructuring during 2021.
Selected annual information

$ amounts in millions, except per share amounts	Year ended December 31,
	2021	2020	2019
Revenue	$1,082.3	$845.4	$281.7
Net income (loss) attributable to Equinox Gold shareholders	554.9	22.3	(18.4)
Basic income per share attributable to Equinox Gold shareholders	1.95	0.10	(0.16)
Diluted income per share attributable to Equinox Gold shareholders	1.69	0.10	(0.16)
Total assets	3,967.4	2,673.4	839.4
Total non-current liabilities	979.5	1,002.2	304.4

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

FINANCIAL RESULTS (CONTINUED)

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through December 31, 2021:

$ amounts in millions, except per share amounts	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Revenue	$381.2	$245.1	$226.2	$229.7
Cost of sales
Operating cost	(215.5)	(152.7)	(139.9)	(146.8)
Depreciation and depletion	(66.4)	(46.8)	(45.0)	(38.7)
Earnings from mine operations	99.3	45.6	41.3	44.2
Care and maintenance expense	(0.1)	(6.0)	(7.1)	(2.0)
Exploration expense	(2.9)	(5.6)	(4.7)	(3.0)
General and administration expense	(17.3)	(12.4)	(15.5)	(7.4)
Income from operations	79.0	21.6	14.0	31.8
Finance expense	(10.3)	(10.7)	(11.8)	(8.7)
Finance income	1.1	1.1	0.2	0.4
Share of net income (loss) in associate	8.3	(5.3)	0.4	(2.7)
Other income (expense)	10.1	(18.0)	385.2	49.3
Net income (loss) before taxes	88.2	(11.3)	388.0	70.1
Income tax recovery (expense)	20.8	3.2	15.8	(20.0)
Net income (loss)	$109.0	$(8.1)	$403.8	$50.1
Net income (loss) per share attributable to Equinox Gold shareholders,
Basic	$0.37	$(0.03)	$1.37	$0.21
Diluted	$0.32	$(0.03)	$1.19	$0.14

	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Revenue	$255.5	$244.5	$215.4	$130.0
Cost of sales
Operating cost	(114.1)	(119.7)	(113.0)	(76.5)
Depreciation and depletion	(43.7)	(36.1)	(35.2)	(16.9)
Earnings from mine operations	97.7	88.7	67.2	36.6
Care and maintenance expense	(29.4)	(13.1)	(21.6)	(0.9)
Exploration expense	(2.4)	(2.9)	(3.9)	(2.6)
General and administration expense	(16.1)	(8.1)	(9.6)	(6.7)
Income from operations	49.8	64.6	32.1	26.4
Finance expense	(8.6)	(12.8)	(11.4)	(6.8)
Finance income	0.5	0.6	0.4	0.3
Share of net loss in associate	(3.1)	(0.9)	(0.4)	(1.0)
Other income (expense)	28.6	(38.7)	(93.1)	16.6
Net income (loss) before taxes	67.2	12.8	(72.4)	35.5
Income tax recovery (expense)	24.0	(9.7)	(5.3)	(29.8)
Net income (loss)	$91.2	$3.1	$(77.7)	$5.7
Net income (loss) per share attributable to Equinox Gold shareholders,
Basic	$0.38	$0.01	$(0.34)	$0.04
Diluted	$0.30	$0.01	$(0.34)	$0.04

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

LIQUIDITY AND CAPITAL RESOURCES
Working capital
Cash and cash equivalents at December 31, 2021 were $305.5 million (December 31, 2020 - $344.9 million) and net working capital was $760.7 million (December 31, 2020 - $423.4 million). The increase in working capital from 2020 is due to the change in marketable securities, derivative assets and assets held for sale explained below.
Trade and other receivables at December 31, 2021 were $50.3 million (December 31, 2020 - $55.9 million), mainly comprised of $14.2 million of trade receivables from gold sales (December 31, 2020 - $17.2 million), $24.6 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2020 - $19.0 million) and income tax receivables of $8.0 million (December 31, 2020 - $10.1 million).
Current inventory at December 31, 2021 was $201.6 million (December 31, 2020 - $208.3 million). The decrease was mainly due to a decrease in heap leach inventories at Los Filos as operations resumed in January 2021 following the community blockade in 2020, which resulted in a build-up of inventory at the end of 2020.
Current derivative assets at December 31, 2021 were $124.2 million (December 31, 2020 - $— million). The increase was mainly due to a reclassification of the Company’s Solaris share purchase warrants from non-current to current in 2021.
Assets held for sale at December 31, 2021 were $207.5 million (December 31, 2020 - $— million). Assets held for sale relate to the sale of Mercedes to Bear Creek announced in December 2021. The sale is expected to close around the end of Q1 2022.
Other current assets at December 31, 2021 were $274.1 million (December 31, 2020 - $36.9 million) and relate primarily to marketable securities and prepaid expenses. The increase in other current assets was due to reclassification of the Company’s investment in Solaris to marketable securities in Q2 2021 after the Company determined it no longer had significant influence over Solaris. The carrying value of the Company’s investment in Solaris was $238.6 million at December 31, 2021.
Current liabilities at December 31, 2021 were $402.6 million (December 31, 2020 - $222.7 million). The increase in current liabilities was mainly due to reclassification of $85.7 million liabilities at Mercedes to held for sale, a $59.6 million increase in accounts payable and accrued liabilities driven by timing of payments and a $13.3 million increase in the current portion of long-term debt related to principal repayments on the Company’s term loan due within the next 12 months.
Cash flow
The Company generated $155.4 million in cash from operations in Q4 2021 (Q4 2020 - $90.1 million) and $320.8 million in the year ended December 31, 2021 (year ended December 31, 2020 - $255.8 million). The increase in cash from operations for Q4 2021 was primarily due to the impact of higher production and sales, in addition to positive working capital changes in accounts payable associated with the resumption of operations at Los Filos and timing of payments at other operating sites. The increase in cash from operations for the year ended December 31, 2021 was mainly due to a decrease in care and maintenance costs incurred as compared to the year ended December 31, 2020 and positive working capital changes in accounts payable associated with the resumption of operations at Los Filos and timing of payments at Greenstone, as well as other operating sites.
Cash used in investing activities in Q4 2021 was $126.0 million (Q4 2020 - $58.2 million) and $347.6 million in the year ended December 31, 2021 (year ended December 31, 2020 - $131.2 million). In Q4 2021, the Company incurred $107.4 million of capital expenditures (Q4 2020 - $52.8 million). The increase in capital expenditures was driven by pre-development work and construction at Greenstone and construction at Santa Luz, as well as higher capital spend at Los Filos, mainly due to underground mine development at Bermejal. Investing activities in Q4 2021 also included $9.9 million invested in i-80 Gold compared to $8.1 million invested in Solaris in Q4 2020. For the year ended December 31, 2021, the Company incurred $344.2 million of capital expenditures (year ended December 31, 2020 - $174.8 million). The increase in capital expenditures was driven by pre-development work at Greenstone and development work at Santa Luz, higher deferred stripping costs at Los Filos, Mesquite and RDM and higher mine development costs at Fazenda, offset partially by lower spend at Castle Mountain as the mine entered commercial production in Q4 2020. Investing activities for the year ended December 31, 2021 also included $50.9 million spent to acquire an additional 10% interest in Greenstone and $40.9 million invested in i-80 Gold, offset partially by $90.5 million in net proceeds on the disposal of assets, which included $66.7 million received from the sale of Solaris shares and $22.2 million from the sale of Pilar. Investing activities for the year ended December 31, 2020 included $55.3 million of cash acquired related to the Leagold Acquisition.
Cash used in financing activities in Q4 2021 was $20.2 million (Q4 2020 - $3.1 million used in financing activities) and cash generated by financing activities was $1.6 million in the year ended December 31, 2021 (year ended December 31, 2020 - $152.7 million generated by financing activities). In Q4 2021, the Company repaid $6.7 million of principal on its term loan, paid $6.1 million in finance fees and $8.2 million in lease payments. In Q4 2020, the Company paid $5.3 million in finance fees.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
During the year ended December 31, 2021, the Company received $59.5 million in proceeds from the private placement completed concurrent with the Premier Acquisition and $17.7 million in proceeds from the exercise of share purchase options and warrant exercises. This was offset by $31.0 million repayment of loans and borrowings, including $17.6 million paid to settle Premier’s credit facility upon completion of the acquisition, $24.3 million of lease payments and $22.1 million in finance fees paid. During the year ended December 31, 2020, the Company received aggregate proceeds of $171.5 million from the exercise of share purchase options and warrants, issued $139.3 million in convertible notes, drew $379.7 million from its senior secured credit facilities and completed a $42.8 million private placement concurrent with the Leagold Acquisition. The proceeds were offset by $546.3 million in debt repayments, including extinguishment of $323.9 million debt outstanding in Leagold at the acquisition date, and $26.5 million in finance fees paid.

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Share capital transactions
The Company issued shares in conjunction with the following transactions during the period:

Number of Common Shares
Balance December 31, 2020	242,354,406
Issued in Premier Acquisition	47,373,723
Issued in Private Placement	7,500,000
Issued on exercise of warrants, stock options and vested restricted share units (“RSU”)	4,096,475
Balance December 31, 2021	301,324,604

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 302,712,835 shares issued and outstanding, 2,793,319 shares issuable under stock options, 1,276,117 shares issuable under share purchase warrants and 4,586,202 shares issuable under RSU. The Company also has 44,458,207 shares issuable under Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 355,826,680.

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company's financial liabilities, and operating and capital purchase commitments at December 31, 2021:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Accounts payable and accrued liabilities	$185,716	$—	$—	$—	$—	$—	$185,716
Loans and borrowings(1)(2)	48,261	47,489	376,364	147,223			619,337
Derivative liabilities	44,825	572					45,397
Lease liabilities(2)	19,362	18,742	9,010	6	6	13	47,139
Other financial liabilities(2)	—	5,000	—	—	—	—	5,000
Reclamation and closure costs(2)	3,748	6,576	8,311	10,008	8,724	145,314	182,681
Purchase commitments(2)	94,241	9,524	4,608	2,214	1,295	2	111,884
Other operating commitments(2)	30,546	31,766	33,035	17,796	18,508	48,763	180,414
Total	$426,699	$119,669	$431,328	$177,247	$28,533	$194,092	$1,377,568
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities
(2)Amounts represent undiscounted future cash flows

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

COMMITMENTS AND CONTINGENCIES (CONTINUED)
At December 31, 2021, the Company had the following outstanding matters:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At December 31, 2021, the Company recognized a provision of $11.6 million (2020 – $13.2 million) for legal matters which is included in other non-current liabilities.
Tax
The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At December 31, 2021, the Company recognized restricted cash of $4.6 million (2020 – $1.2 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may be required to post additional security in the future, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe the federal income and municipal tax assessments under appeal are wholly without merit and it is not probable that a cash outflow will occur. Accordingly, no provision has been recognized with respect to these matters.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in late March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational.The has Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines totaling $9.2 million. In addition to the fines, a pubic civil action has been filed against the Company by the State prosecutor claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil action are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines.
COVID-19
In March 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. The pandemic and efforts to contain it have significantly impacted the global economy, including commodity prices, and disrupted global supply chains and capital markets. The Company has implemented preventative measures at each of its sites and corporate office in collaboration with the Company's employees, contractors, host communities and governments to limit the exposure to and spread of COVID-19. The Company's COVID-19 protocols include routine testing at all it sites, travel restrictions, limiting mine site access, physical distancing and other safety precautions and remote work policies where possible.
During the second quarter of 2020, the Company temporarily suspended operations at its mine in Mexico and certain of its mines in Brazil as a result of government-mandated restrictions and the mines were placed in care and maintenance. While the Company's operations continue to experience some effects from the COVID-19 pandemic, there has been no further government-mandated shut downs and the Company has not experienced any material sales or supply chain disruptions. To date, the effects of COVID-19 on the Company have included mine standby costs incurred during the temporary suspension of operations during the second quarter of 2020 and the subsequent ramp up of operations, incremental costs related to increased health and safety protocols and other COVID-19 related protocols and workforce participation. Additionally, in 2021, operations have experienced higher inflation on material inputs due to COVID-19 driven market conditions.
As the COVID-19 pandemic continues to evolve into 2022, the magnitude of its effects on the economy, and on the Company's operating plan, financial and operational performance is uncertain. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company's future results and cash flows and result in write-downs of its non-current assets.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RELATED PARTY TRANSACTIONS
The Company's related parties include its subsidiaries, associate, joint operation and key management personnel. The Company's key management personnel is comprised of executive and non-executive directors and members of executive management.
In April 2021, the Company issued $32.1 million of its common shares to its executives and directors under a private placement.
In June 2020, the Company repaid in full $13.7 million in principal and accrued interest owing to the Company's Chairman under a standby loan entered into in 2018. In March 2020, Mr. Beaty participated in a private placement by the Company, acquiring $36.0 million in common shares.
The remuneration of the Company's directors and other key management personnel during the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
Salaries, directors' fees and other short-term benefits	$4.2	$6.8
Share-based payments	5.0	3.4
Total key management personnel compensation	$9.2	$10.2
At December 31, 2021, $2.0 million (2020 - $2.0 million) was owed by the Company to management for accrued salaries and bonuses and reimbursement of expenses.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash costs and cash costs per oz sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments, but are exclusive of depreciation and depletion, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz sold. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz sold
The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below. Readers should be aware that this measure does not have a standardized meaning. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$’s in millions, except ounce and per oz figures	Three months ended			Year ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Gold ounces sold	212,255	137,144	136,418	602,668	473,309
Operating expenses	$215.5	$152.7	$114.1	$654.8	$423.3
Lease payments	3.8	2.8	2.2	9.2	4.3
Non-recurring charges recognized in operating expenses (1)	(0.4)	(1.7)	—	(2.1)	—
Fair value adjustment on acquired inventories	1.8	(1.7)	(1.1)	(6.6)	(26.6)
Total cash costs	$220.7	$152.1	$115.2	$655.3	$401.0
Cash costs per gold oz sold	$1,040	$1,109	$844	$1,087	$847
Total cash costs	$220.7	$152.1	$115.2	$655.3	$401.0
Sustaining capital	42.4	26.9	31.5	144.7	76.3
Reclamation expenses	5.5	2.4	1.1	13.1	6.3
Sustaining exploration expensed	—	0.6	0.4	0.6	1.6
Total AISC	268.7	182.0	148.1	813.7	485.1
AISC per oz sold	$1,266	$1,327	$1,086	$1,350	$1,025
(1)Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

NON-IFRS MEASURES (CONTINUED)

Sustaining and non-sustaining capital reconciliation
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and tailings dam raises.
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations.

	Three months ended			Year ended
$’s in millions	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Capital additions to mineral properties, plant and equipment(1)	$135.4	$99.7	$50.8	$455.3	$179.1
Less: Non-sustaining capital at operating sites	(23.4)	(25.6)	(6.0)	(101.3)	(32.4)
Less: Non-sustaining capital at development projects	(62.4)	(39.0)	(10.8)	(137.7)	(51.1)
Less: Capital expenditures - corporate	(0.1)	(0.2)	(0.1)	(1.0)	(0.4)
Less: Other non-cash additions(2)	(7.1)	(8.0)	(2.4)	(70.6)	(18.9)
Sustaining capital expenditures	$42.4	$26.8	$31.5	$144.7	$76.3
(1)Per note 10 of the consolidated financial statements. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and the mineral interest recognized relating to the Pilar royalty.

Total mine-site free cash flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Year ended
$’s in millions	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Operating cash flow before non-cash changes in working capital	$122.2	$48.3	$94.0	$264.1	$271.0
Add: Operating cash flow used by non-mine site activity(1)	32.7	36.9	36.3	136.4	130.2
Cash flow from operating mine sites	$154.9	$85.2	$130.3	$400.5	$401.2

Mineral property, plant and equipment additions	$135.4	99.7	50.8	$455.3	179.1
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(69.6)	(47.3)	(13.3)	(209.4)	(70.4)
Capital expenditure from operating mine sites	65.8	52.4	37.5	245.9	108.7
Lease payments related to non-sustaining capital items	3.5	4.1	—	13.7	—
Non-sustaining exploration expensed	3.0	2.1	1.2	9.9	3.8
Total mine site free cash flow	$82.7	$26.6	$91.6	$131.0	$288.7
(1)Includes taxes paid that are not factored into mine site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

NON-IFRS MEASURES (CONTINUED)

EBITDA, adjusted EBITDA and AISC contribution margin
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use adjusted EBITDA and AISC contribution margin to evaluate the Company’s performance and ability to generate cash flows and service debt. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. AISC contribution margin is defined as revenue less AISC.
Previously, adjusted EBITDA was calculated excluding the Company’s share of net income or loss on investment in associate as an adjusting item. The Company has adjusted for its share of net income or loss on investment in associate in the current period as this item is not considered representative of core operating performance. The comparative periods have been adjusted to confirm with the current methodology and are different from those previously reported.
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended			Year ended
$’s in millions	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenue	$381.2	$245.1	$255.5	$1,082.3	$845.4
Less: AISC	(268.7)	(182.0)	(148.1)	(813.7)	(485.1)
AISC contribution margin	$112.6	$63.1	$107.4	$268.6	$360.2

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA

	Three months ended			Year ended
$’s in millions	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net income (loss) before tax	$88.2	(11.3)	67.2	$535.0	43.1
Depreciation and depletion	66.7	47.2	43.8	198.1	132.6
Finance expense	10.3	10.7	8.6	41.6	39.8
Finance income	(1.1)	(1.1)	(0.6)	(2.8)	(1.8)
EBITDA	$164.1	$45.5	$119.1	$771.9	$213.6
Non-cash share-based compensation expense	0.8	1.6	1.4	6.1	6.8
Unrealized (gain) loss on change in fair value of warrants	(27.5)	(1.0)	(17.5)	(85.8)	29.9
Unrealized (gain) loss on gold contracts	(4.3)	(11.0)	(11.2)	(58.1)	12.9
Unrealized (gain) loss on foreign exchange contracts	(1.7)	8.9	(11.1)	(0.4)	14.1
Unrealized foreign exchange (gain) loss	(10.8)	3.8	1.3	(5.9)	(12.1)
Non-recurring charges recognized in operating expense(1)	0.4	1.7	—	2.1	—
Transaction costs	0.5	—	3.2	2.4	5.8
Share of net (income) loss on investment in associate	(8.3)	5.3	3.1	(0.7)	5.4
Other expense (income)(2)	16.8	12.6	(3.1)	(328.4)	5.9
Adjusted EBITDA	$130.0	$67.3	$85.3	$303.1	$282.3
(1)Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.
(2)Other expense for the three months ended December 31, 2021 includes $8.0 million loss on disposal of mineral properties, plant and equipment and $6.0 million expected credit loss. Other income for the year ended December 31, 2021 includes $186.1 million gain on reclassification of Solaris investment from cost to fair value accounting, $50.3 million gain on sale of Solaris shares, $45.4 million gain on sale of Pilar, $81.4 million bargain purchase gain on Premier Acquisition, $12.4 million loss on disposal of mineral properties, plant and equipment and $7.0 million expected credit loss.

Adjusted net income and adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
Previously, adjusted net income was calculated excluding the Company’s share of net income or loss on investment in associate as an adjusting item. The Company has adjusted for its share of net income or loss on investment in associate in the current period as this item is not considered representative of core operating performance. The comparative periods have been adjusted to confirm with the current methodology and are different from those previously reported.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

NON-IFRS MEASURES (CONTINUED)
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Year ended
$’s in millions	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Basic weighted average shares outstanding	300,790,672	300,513,742	242,118,375	284,932,357	212,487,729
Diluted weighted average shares outstanding	348,996,674	300,513,742	290,888,147	333,734,701	218,411,971
Net income (loss) attributable to Equinox Gold shareholders	$109.0	$(8.1)	$91.2	$554.9	$22.3
Add (deduct):
Non-cash share-based compensation expense	0.8	1.6	1.4	6.1	6.8
Unrealized (gain) loss on change in fair value of warrants	(27.5)	(1.0)	(17.5)	(85.8)	29.9
Unrealized (gain) loss on gold contracts	(4.3)	(11.0)	(11.2)	(58.1)	12.9
Unrealized (gain) loss on foreign exchange contracts	(1.7)	8.9	(11.1)	(0.4)	14.1
Unrealized foreign exchange (gain) loss	(10.8)	3.8	1.3	(5.9)	(12.1)
Non-recurring charges recognized in operating expense(1)	0.4	1.7	—	2.1	—
Transaction costs	0.5	—	3.2	2.4	5.8
Share of net (income) loss on investment in associate	(8.3)	5.3	3.1	(0.7)	5.4
Other expense (income)(2)	16.8	12.6	(3.1)	(328.4)	5.9
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(2.7)	(4.5)	(18.5)	(15.8)	(2.5)
Adjusted net income	$72.2	$9.2	$38.9	$70.3	$88.4
Adjusted income per share - basic ($/share)	$0.24	$0.03	$0.16	$0.25	$0.42
Adjusted income per share - diluted ($/share)	$0.21	$0.03	$0.13	$0.21	$0.40
(1)Non-recurring charges recognized in operating expense relates to an impairment charge on replacement parts at Mesquite.
(2)Other expense for the three months ended December 31, 2021 includes $8.0 million loss on disposal of mineral properties, plant and equipment and $6.0 million expected credit loss. Other income for the year ended December 31, 2021 includes $186.1 million gain on reclassification of Solaris investment from cost to fair value accounting, $50.3 million gain on sale of Solaris shares, $45.4 million gain on sale of Pilar, $81.4 million bargain purchase gain on Premier Acquisition, $12.4 million loss on disposal of mineral properties, plant and equipment and $7.0 million expected credit loss.
Net debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	December 31, 2021	September 30, 2021	December 31, 2020
Current portion of loans and borrowings	$26.7	$26.7	$13.3
Non-current portion of loans and borrowings	514.0	518.4	531.9
Total debt	540.7	545.1	545.2
Less: Cash and cash equivalents (unrestricted)	(305.5)	(300.3)	(344.9)
Net debt	$235.2	$244.8	$200.3

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES

Financial instrument risk exposure
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. The Company's Board of Directors approves and oversees the Company's risk management process which seeks to minimize the potential adverse effects of financial risks on the Company's financial results. At December 31, 2021, the financial risks to which the Company is exposed and the Company's objectives, policies and processes for managing those risks are as follows:
(a)Credit risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.
The Company is primarily exposed to credit risk on its cash and cash equivalents, restricted cash, trade receivables, and other current and non-current receivables. The Company's maximum exposure to credit risk at December 31, 2021, represented by the carrying amounts of these financial assets, was $354.6 million (2020 – $404.5 million).
The Company limits its exposure to credit risk on its cash and cash equivalents and restricted cash by investing in high credit quality instruments and maintaining its cash balances in financial institutions with strong credit ratings. Credit risk arising from the Company's trade receivables is low with negligible expected credit losses as the Company sells its products to large global financial institutions and other companies with high credit ratings. Credit risk relating to receivables from the sale of the Company's non-core assets is mitigated by collateral held as security in the event of default.
(b)Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short term business requirements after taking into account the Company's holdings of cash and cash equivalents. The Company manages its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans. The Company also manages its liquidity risk by managing its capital structure.
The Company has a $400 million Revolving Facility available for general corporate purposes, other than for repayment of amounts owing under the 2019 Notes, of which it has utilized $199.7 million at December 31, 2021.
(c)Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following market risks: interest rate risk, currency risk and other price risk.
(i)Interest rate risk
Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates.
The Company is exposed to interest rate cash flow risk on its Revolving Facility and Term Loan which are subject to variable interest rates based on LIBOR or another alternate benchmark rate when the current benchmark rate ceases to exist. A 1.0% increase or decrease in the LIBOR interest rate during the year ended December 31, 2021 would have resulted in a decrease or increase of $2.2 million, respectively, in the Company's net income during the year ended December 31, 2021.
The Company is also exposed to interest rate cash flow risk on its cash and cash equivalents and restricted cash that earn variable interest.
The Company is exposed to interest rate fair value risk on the 2019 Notes and 2020 Notes which are subject to fixed interest rates. The Company manages its interest rate risk with a mix of fixed and variable rate debt. A change in market interest rate would impact the fair values of the 2019 Notes and 2020 Notes. However, as the Convertible Notes are measured at amortized cost, changes in market interest rates would have had no impact to the Company's net income during the year ended December 31, 2021.
(ii)Foreign currency risk
Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments, in functional currency terms, will fluctuate because of changes in foreign exchange rates. Except for Greenstone which uses the Canadian dollar as its functional currency, the functional currency of the Company, and its subsidiaries is the US dollar. The Company and its subsidiaries are exposed to currency risk on transactions, investments and balances denominated in currencies other than USD, principally on BRL, MXN, and CAD expenses.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
During the year ended December 31, 2021, Greenstone did not have material transactions or balances denominated in any currency other than the Canadian dollar, from which it would be exposed to currency risk.
The following tables summarize the Company's exposure to currency risk arising from financial assets and financial liabilities, excluding foreign exchange contracts denominated in foreign currencies:

At December 31, 2021	BRL	MXN	CAD
Financial assets	$19,219	$558	$415,234
Financial liabilities	(54,594)	(50,250)	(46,674)
	$(35,375)	$(49,692)	$368,560
At December 31, 2020
Financial assets	$73,236	$9,889	$13,254
Financial liabilities	(61,896)	(5,952)	(7,671)
	$11,340	$3,937	$5,583
Based on the above foreign currency denominated financial assets and financial liabilities at December 31, 2021, the reasonably possible weakening in foreign currencies against the USD at such date, assuming all other variables remained constant, would have resulted in the following increase (decrease) in the Company's net income during the year ended December 31, 2021:

2021
BRL – 20%	$5,165
MXN – 10%	3,628
CAD – 10%	(26,905)
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in BRL and MXN which are accounted for as derivative financial instruments. At December 31, 2021, a 20% and 10% weakening in the BRL and MXN against the USD would have resulted in a decrease of $1.5 million in the fair value of the foreign currency derivative liabilities and increase in Company's net income during the year ended December 31, 2021. A 20% and 10% strengthening in the BRL and MXN against the USD would have resulted in an increase of $2.3 million in the fair value of the foreign currency derivative liabilities and decrease in the Company net income during the year ended December 31, 2021.
The Brazilian Real and Mexican Peso have experienced frequent and substantial variations in relation to the US dollar and other foreign currencies during the last decades. Depreciation of the BRL and MXN against the US dollar could create inflationary pressures in Brazil and Mexico and cause increases in interest rates, which could negatively affect the growth of the Brazilian and Mexican economy as a whole and harm the Company's financial condition and results of operations. On the other hand, appreciation of the BRL and MXN relative to the US dollar and other foreign currencies could lead to a deterioration of the Brazilian and Mexican foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the BRL or MXN could have an adverse effect on the respective country’s economy.
(iii)Other price risk
Other price risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices, other than interest rate risk or currency risk.
The profitability of the Company is directly related to the market price for gold. A decline in the market price for gold could negatively impact the Company’s future operations. Gold prices are affected by various forces beyond Equinox Gold’s control, including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The price of gold has fluctuated widely in recent years, and future price declines could cause continuous development of, and commercial production from, Equinox Gold’s properties to be uneconomic. Future production from Equinox Gold’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.
As part of the Leagold Acquisition, the Company assumed gold collar contracts with put and call strike prices of $1,325 and $1,425 per ounce, respectively, for 3,750 ounces per month to September 2022. The Company also assumed forward contracts with an average fixed gold price of $1,350 per ounce for 4,583 ounces per month to September 2022. At December 31, 2021, the Company had 33,750 ounces and 41,250 ounces remaining to be delivered under its gold collar and forward contracts, respectively.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
In connection with the acquisition of an additional 10% interest in Greenstone, the Company assumed a contingent obligation for future gold deliveries. These contracts are measured at fair value through profit or loss at the end of each reporting period. A 10% increase or decrease in the price of gold at December 31, 2021 would have resulted in a decrease or increase of $10.5 million in the Company's net income for the year ended December 31, 2021.
The Company holds investments in marketable securities and warrants and has issued warrants which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. The fair values of the investments in warrants and warrants issued are measured using the Black-Scholes option pricing model with the closing share price of the underlying securities as an input. A 10% increase or decrease in the applicable share prices would have resulted in an increase or decrease of $2.3 million in the Company's net income, respectively, and an increase or decrease of $8.7 million in the Company's other comprehensive income, respectively.
Other risk factors
Equinox Gold’s business activities are subject to significant risks any of which could have a material adverse effect on Equinox Gold, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements related to Equinox Gold. The risks identified in this MD&A are in addition to those discussed in technical reports and other documents, including the Company’s 2021 Annual Information Form, filed by Equinox Gold from time to time on SEDAR and on EDGAR. In addition, other risks and uncertainties not presently known by management of Equinox Gold or that management currently believes are immaterial could affect Equinox Gold, its business and prospects.
Community action
Communities and non-governmental organizations (“NGOs”) are increasingly vocal and active with respect to mining activities at or near their communities. It is possible that a community or NGO could take actions that could have an adverse effect on the Company’s operations and reputation, such as establishing blockades that prevent access to the Company’s operations or restrict the delivery of supplies and personnel, and commencing lawsuits. In certain circumstances, such actions could ultimately result in the cessation of mining activities and the revocation of permits and licenses. Mining activities at the Los Filos mine were disrupted in 2020 and 2021 as a result of community blockades and the Company has had disruptions at its Brazilian operations, including at Aurizona.
Equinox Gold has initiated various programs to enhance its community engagement processes, ensure the Company continues to achieve industry standard environmental practices and to reinforce the Company’s commitment to the safety and health of its workforce and surrounding communities. There is no assurance, however, that these efforts will be successful at mitigating all impacts of community actions to the Company’s operations, and the Company may suffer material negative consequences to its business.
COVID-19
COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. Since then, COVID-19 has had, and will continue to have, a negative impact on global financial conditions. Almost all countries globally are experiencing restrictions and negative impacts as the result of COVID-19, including Canada, the U.S.A., Mexico, and Brazil where the Company operates and has offices. A sustained slowdown in economic growth could have an adverse effect on the price and/or demand for gold. Further, as the prevalence of COVID-19 continues, governments continue to implement regulations and restrictions regarding the flow of labour, services and products. Consequently, the Company’s operations, including through limited availability of labour, suppliers, customers and distribution channels, could be impacted.
The Company is actively monitoring the evolution of the pandemic. Each of the Company’s operations implemented early preventive measures in collaboration with the Company’s employees, contractors and host communities to limit COVID-19 exposure and transmission. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the United States and Canada Centres for Disease Control and the local, state and federal governments at each of its sites.
The Company continues supporting preventive measures and vaccination campaigns conducted by local authorities.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
Production and cost estimates
Equinox Gold prepares estimates of operating costs and/or capital costs for each operation and project. Equinox Gold’s actual costs may vary from estimates. Equinox Gold’s actual costs are dependent on several factors, including, but not limited to:
•the exchange rate between the United States dollar, Mexican Peso, Brazilian Real and the Canadian dollar;
•the price of gold and by-product metals;
•smelting and refining charges;
•royalties;
•the timing and cost of construction and maintenance activities at processing facilities;
•the availability and costs of skilled labour and specialized equipment;
•the availability and cost of appropriate processing and refining arrangements;
•potential increases in operating costs due to changes in the cost of fuel, power, materials and other inputs used in mining operations; and
•production levels.
Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, Equinox Gold’s production forecasts are based on full production being achieved. Equinox Gold’s ability to achieve and maintain full production rates is subject to a number of risks and uncertainties, including the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
Operational risks
Equinox Gold’s principal business is the mining, processing of and exploration for precious metals. Equinox Gold’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Although adequate precautions to minimize risk will be taken, operations are subject to hazards that could have an adverse effect on the business, results of operations and financial position of Equinox Gold.
Such risks include, without limitation, environmental hazards, tailings risks, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground conditions, ore grade variations or water conditions (underground or at surface), climate change related events such as flooding and droughts, actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, interruptions in or shortages of electrical power or water, periodic or extended interruptions due to the unavailability of materials and force majeure events.
Additionally, Equinox Gold’s operations are subject to seasonal conditions. As a result of potentially heavy rainfall, pit access and the ability to mine ore may be lower during certain times of the year and may increase the cost of mining. In addition, a prolonged dry season may result in drought conditions, which may also impact production due to insufficient water for processing.
Such risks could result in reduced production, damage to, or destruction of, mineral properties or producing facilities, damage to or loss of life or property, environmental damage, delays in mining or processing, losses and possible legal liability.
Climate change
Climate change may exacerbate or create new operational risks for the Company. Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels. Regulations relating to emission levels (such as carbon taxes or cap and trade schemes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, Equinox Gold expects that this may result in increased costs. In addition, physical risk of climate change may also have an adverse effect on Equinox Gold’s business and may impact our operations and financial position. These risks include: sea level rise, extreme weather events, impact on water availability and resource shortages due to delivery disruptions.
During 2021 the Company performed a climate modelling exercise to identify potential climate change risks specific to our operations to assist in us in mitigating such risks going forward. However, Equinox Gold cannot provide complete assurance that efforts to mitigate the risks of climate changes at all sites or that actions will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s business, results of operations and financial position.
Construction risks
Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of Equinox Gold. These include, but are not limited to, inflation, COVID-19, weather conditions, ground conditions, availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of construction quantities and cost estimates and social acceptance by communities. Project development schedules are also dependent on obtaining and maintaining governmental approvals and the timeline to obtain such approvals is often beyond the control of Equinox Gold. A delay in start-up of commercial production would increase capital costs and delay generating revenues. Given the inherent risks and uncertainties associated with construction, there can be no assurance that a construction project will continue in accordance with current expectations or at all, that construction costs will be consistent with the budget, that production will be achieved on schedule, or that the mine will operate as planned.
Equinox Gold commenced construction of Santa Luz in 2020 with commissioning and production ramp up planned for Q1 2022. Mining and processing operations face various risks during commissioning and ramp up which could impact and/or delay achieving steady state production which would increase capital costs and delay generating revenues. There can be no assurance that production will be achieved on schedule or that the mine will operate as planned.
Equinox Gold commenced construction of Greenstone in 2021. The capital expenditures and time required to construct Greenstone are considerable and changes in costs and/or construction schedules could significantly increase both the time and capital required to build the project.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of Equinox Gold. These include, but are not limited to, inflation, COVID-19, weather conditions, ground conditions, availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of construction quantities and cost estimates and social acceptance by communities.. Project development schedules are also dependent on obtaining and maintaining governmental approvals and the timeline to obtain such approvals is often beyond the control of Equinox Gold. A delay in start-up of commercial production would increase capital costs and delay generating revenues. Given the inherent risks and uncertainties associated with construction, there can be no assurance that the construction will continue in accordance with current expectations or at all, that construction costs will be consistent with the budget, that production will be achieved on schedule, or that the mine will operate as planned.
Property commitments
The properties held by Equinox Gold may be subject to various land payments, royalties and/or work commitments. Failure by Equinox Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.
In Mexico, while mineral rights are administered by the federal government through federally issued mining concessions, surface rights over the land located in the mining concessions may be owned by third parties, including an Ejido (communally held land). The Company has secured the surface rights necessary to operate Los Filos through written agreements with Ejidos, individual members of the Ejidos and private owners. However, these agreements are subject to renegotiation, especially with respect to the payments made by the Company to operate on such lands. Absence of agreement on such payment amount during a renegotiation of such written agreements may have significant impacts on the operation of Los Filos and could result in delays and higher costs to the Company to conduct its operation.
With respect to Los Filos, various land access agreements have been entered into with the main local communities whose properties include the areas occupying Los Filos mine operations and will be renegotiated in 2025. Pursuant to a social collaboration agreement Equinox Gold provides benefits to local communities such as the improvement of communal infrastructure or spending in educational and social support. The Company occasionally receives additional requests and complaints from the local communities relating to such commitments. The Company’s failure to answer adequately to the communities’ additional requests or complaints or failure to renegotiate the terms and conditions of the agreements may result in manifestations such as protests, roadblocks, or other forms of public expression against Equinox Gold’s activities and may have a negative impact on Equinox Gold’s reputation and operations.
Foreign operations
Equinox Gold conducts mining, development, exploration and other activities through subsidiaries in foreign countries, including the United States, Mexico and Brazil. Mining activities are subject to the risks normally associated with any conduct of business in foreign countries including:
•expropriation, nationalization, and the cancellation, revocation, renegotiation, or forced modification of existing contracts, permits, licenses, approvals, or title, particularly without adequate compensation;
•changing political and fiscal regimes, and economic and regulatory instability;
•unanticipated adverse changes to laws and policies, including those relating to mineral title, royalties and taxation and difficulty with understanding and complying with the same;
•delays or inability to obtain or maintain necessary permits, licenses or approvals;
•opposition to mine projects, which include the potential for violence, property damage and frivolous or vexatious claims;
•restrictions on foreign investment;
•unreliable or undeveloped infrastructure;
•labour unrest and scarcity;
•difficulty obtaining key equipment and components for equipment;
•regulations and restrictions with respect to imports and exports;
•high rates of inflation;
•extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation;
•inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
•abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law;
•difficulty understanding and complying with the regulatory and legal framework with respect to mineral properties, mines and mining operations, and permitting;
•violence and the prevalence of criminal activity, including organized crime, theft and illegal mining;
•civil unrest, terrorism and hostage taking;
•military repression and increased likelihood of international conflicts or aggression;
•restriction on the movements of personnel and supplies as the result of COVID-19; and
•increased public health concerns.
Criminal activity in Mexico, including violence between the drug cartels and authorities, and incidents of violent crime, theft, kidnapping for ransom and extortion by organized crime have increased over time. Although Equinox Gold has implemented measures to protect its employees, contractors, property and production facilities from these security risks, there can be no assurance that security incidents will not have an adverse effect on the Company’s operations.
The Brazilian government has a history of economic interventionism that can give risk to uncertainty. Changes, if any, in mining or investment policies or laws or shifts in political attitude in Brazil or any of the jurisdictions in which the Company operates may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Uncertainty over whether the Brazilian government will implement changes in policy or regulation may contribute to economic uncertainty in Brazil. Historically, Brazilian politics have affected the performance of the Brazilian economy. Past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown. In the past, high levels of inflation have adversely affected the economies and financial markets of Brazil, and the ability of its government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation in Brazil and have created general economic uncertainty. As part of these measures, the Brazilian government has at times maintained a restrictive monetary policy and high interest rates that have limited the availability of credit and economic growth.
Environmental risks, regulations, and hazards
All phases of Equinox Gold’s mining operations are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mining operations. Environmental hazards may exist on the properties which are unknown at present which have been caused by previous or existing owners or operators of the properties. Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including fines and orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Previous mining by artisanal miners (Garimpeiros) has occurred and continues today at certain of Equinox Gold’s Brazilian properties. Garimpeiros are known to use chemicals to extract gold in their mining processes, which can result in environmental damage. While Equinox Gold has taken steps to address the activities of the Garimpeiros and the related environmental impacts, the Company cannot enforce the rule of law and therefore there is no certainty that such activities will be discontinued and Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
In February 2022 the Mexican Supreme Court issued a draft decision ordering the cancellation of two mineral claims previously issued to a mining company on the basis that free, prior and informed consultation with indigenous peoples was not conducted by the Government before the relevant mineral claims were issued. The Court indicated that the relevant mineral claims may be reissued once the required consultations are complete. The draft decision increases the risk of other communities seeking similar injunctions in the future. The final decision of the Court is expected later in 2022.
The extraction process for gold and metals can produce tailings, which are the slurry and sand-like materials that remain from the extraction process. Tailings are stored in engineered facilities that are designed, constructed, operated and closed in conformance with federal and state requirements and standard industry practices. Hazards such as uncontrolled seepage or geotechnical failure of retaining dams around tailings disposal areas, however, may result in environmental pollution and consequent liability.
Equinox Gold’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with Equinox Gold’s activities or of other mining companies that affect the environment, human health and safety.
The water collection, treatment and disposal operations at Equinox Gold’s mines are subject to strict regulation and involve significant environmental risks if not carried out correctly. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could discharge into nearby properties or into nearby streams and rivers, causing damage to persons or property, or to aquatic life and economic damages. Liabilities resulting from damage, regulatory orders or demands, revoking of licenses or permits, or similar, could adversely affect Equinox Gold’s business, results of operations and financial condition due to partial or complete shutdown of operations. Moreover, in the event that Equinox Gold is deemed liable for any damage caused by overflow, Equinox Gold’s losses or consequences of regulatory action might not be covered by insurance policies.
Government regulation
The operating, development and exploration activities of Equinox Gold are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. Externally driven regulation changes in the countries in which we operate adds uncertainties that cannot be accurately predicted. Any future adverse changes in government policies or legislation in the jurisdictions in which the Company operates are outside the Company’s control.
Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, exchange rates, environmental regulations, labour relations and return of capital. This may affect both Equinox Gold’s ability to undertake operating, development and exploration activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.
No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be interpreted in a manner which could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Amendments to current laws, regulations and permits governing operating, development and exploration activities, or more stringent or different implementation, could have an adverse impact on Equinox Gold, or could require abandonment or delays in the development of new mining properties. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against Equinox Gold, including significant fines or orders issued by regulatory or judicial authorities causing process, development or exploration activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.
Taxation risk
Equinox Gold is subject to taxes, duties, levies, government royalties and other government-imposed compliance costs in several jurisdictions. New taxes or increases to the rates of taxation could have an adverse impact on the results of operations or the Company’s finances.
The Company has organized its operations in part based on its understanding and assumptions in relation to various tax laws (including but not limited to capital gains, withholding tax, transfer pricing) within the jurisdictions in which the Company operates. The Company believes that its understanding and assumptions are reasonable. However, the Company cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. The results of audit of prior tax filings may have a material impact on Equinox Gold.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
Equinox Gold is currently appealing federal and municipal value-added tax (“VAT”) assessments in Brazil. While Equinox Gold is confident that long-term regular recovery of VAT or other amounts receivable from various governmental and nongovernmental counterparties will be established, Equinox Gold cannot assure investors that such taxes will be recovered or that its activities will result in profitable processing operations.
Uncertainty of Mineral Reserve and Mineral Resource estimates
The Mineral Reserves and Mineral Resources published by Equinox Gold are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Equinox Gold’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
Fluctuation in commodities prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Equinox Gold’s ability to extract these Mineral Reserves, could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration work must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category.
Permitting
Equinox Gold’s operating, development and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, permits) from appropriate governmental authorities. Before commencing any operations, development or exploration on any of its properties, Equinox Gold must receive numerous permits. As the timing of receiving permits can vary and is largely out of the Company’s control, Equinox Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for Equinox Gold’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through change in government regulation or court action. Equinox Gold can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations. Operation, development and exploration of Equinox Gold’s properties require permits from various governmental authorities in the Canada, United States, Mexico and Brazil, respectively. There can be no assurance that all future permits that Equinox Gold requires will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that Equinox Gold has already obtained, would adversely affect its business.
Castle Mountain – Phase 2 Permitting
There can be no certainty that all necessary licenses and permits required to carry out development of Phase 2 at Castle Mountain will be obtained as currently projected, or as development plans for the project evolve. The process for permitting applications is often complex and time‐consuming, requiring a significant amount of time and other resources. The duration and success of efforts to obtain permits are contingent upon many variables outside of the Company’s control. In addition, most major permitting authorizations are subject to appeals or administrative protests, resulting in the potential for litigation that could give rise to administrative reconsiderations or reversals of permitting decisions. Appeals and similar litigation processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines at Castle Mountain and have a material adverse effect on the Company’s business.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
Joint Ventures
The Company holds a 60% interest in Greenstone through a limited partnership with Orion, who holds the remaining 40% interest. As such, the development and operation of Greenstone is subject to the risks normally associated with the conduct of joint ventures which may include (i) disagreements between joint venture partners on how to develop and operate mines efficiently; (ii) that joint venture partners may at any time have economic or business interests or goals that are, or become, inconsistent with another joint venture partner's business interests or goals; (iii) an inability of joint venture partners to meet their obligations to the joint venture or third parties; (iv) the potential bankruptcy of a joint venture partner; (v) the possibility that a joint venture partner may not be able to sell its interest in the joint venture; or (vi) litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more such events could have a material adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.
Debt and liquidity risk
Equinox Gold must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Equinox Gold does not realize satisfactory prices for the gold from its gold mining operations, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could result in dilution to existing Equinox Gold Shareholders and could adversely affect its ability to access the capital markets in the future to meet any external financing requirements Equinox Gold might have. If there are significant delays in when the Company’s growth projects are completed and/or their capital costs were to be significantly higher than estimated, these events could have an adverse effect on Equinox Gold’s business, results of operations and financial position.
Although Equinox Gold secured a $670 million financing package concurrent with the Leagold Acquisition, there is no guarantee that additional funding will be available for further development of its projects. Further activities may depend on Equinox Gold’s ability to obtain financing through equity or debt financing and failure to obtain this financing may result in delay or indefinite postponement of its activities.
As of the date of this MD&A, Equinox Gold had aggregate consolidated principal indebtedness in the amount of $567 million (2020 – $581 million). Equinox Gold’s ability to make scheduled payments on its credit facility and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. There is no guarantee that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals.
Equinox Gold is exposed to interest rate risk on variable rate debt. Liquidity risk is the risk that Equinox Gold will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, Equinox Gold could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance Equinox Gold’s indebtedness, including indebtedness under the credit facility. Equinox Gold may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.
In addition, a breach of debt covenants to third parties, including the financial covenants under the credit facility or Equinox Gold’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the lenders to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of Equinox Gold’s borrowings, Equinox Gold may not have sufficient assets to repay its indebtedness.
The credit facility and other debt instruments contain several covenants that impose significant operating and financial restrictions on Equinox Gold and may limit Equinox Gold’s ability to engage in acts that may be in its long-term best interest. In particular, the credit facility restricts Equinox Gold’s ability to dispose of assets to make dividends or distributions and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, Equinox Gold may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities, each of such restrictions may affect Equinox Gold’s ability to grow in accordance with its strategy.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
Further, Equinox Gold’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to Equinox Gold, including:
•limiting Equinox Gold’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring Equinox Gold to make nonstrategic divestitures;
•requiring a substantial portion of Equinox Gold’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;
•increasing Equinox Gold’s vulnerability to general adverse economic and industry conditions including the impact of COVID-19, that could affect the Company’s ability to operate its mines effectively, or at all;
•exposing Equinox Gold to the risk of increased interest rates for any borrowings at variable rates of interest;
•limiting Equinox Gold’s flexibility in planning for and reacting to changes in the industry in which it competes;
•placing Equinox Gold at a disadvantage compared to other, less leveraged competitors; and
•increasing Equinox Gold’s cost of borrowing.
Share price fluctuation
Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, the Company does not know how severe the impact may be on Equinox Gold’s ability to raise additional funds through equity issues. If Equinox Gold is unable to generate such revenues or obtain such additional financing, any investment in Equinox Gold may be materially diminished in value or lost.
Water availability
Water availability is an operational risk for all mine sites. Our sites are situated in a variety of climactic zones, including arid and semi-arid, as well as areas with distinct seasonal wet and dry periods.
Access to water at Castle Mountain
Equinox Gold maintains water rights including two producing wells at the Castle Mountain mine and has sufficient water supply for processing purposes for Phase 1 operations. However, additional sources of ground water are required to expand throughput and gold production as contemplated in Phase 2. The Company has done extensive drilling to identify additional water sources for the Phase 2 expansion. Water sources with supply sufficient have been identified and the Company is in the process of applying for permits to extract the water. If Equinox Gold is unable to secure permits to extract the additional water supplies, it could prevent or limit the Company’s ability to conduct development activities and ultimately expand production at Castle Mountain.
Availability of sufficient water to support mining operations at RDM
RDM is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water. Prolonged drought conditions in the region can contribute to lower-than-expected water recharge in water wells as well as lower-than-expected water accumulation in the water storage facility. The Company’s ability to obtain and secure alternate supplies of water at a reasonable cost depends on many factors, including: regional supply and demand, political and economic conditions, problems that affect local supplies, delivery and transportation, and relevant regulatory regimes.
Previous operators temporarily suspended RDM operations on an annual basis since the mine’s inception in 2014 due to continued regional drought conditions. In 2017, a water storage facility was built to allow for the capture and storage of rainwater and surface water runoff from a larger catchment area; however, insufficient water capture was realized, and operations continued to be temporarily suspended in 2018 and 2019. In 2020 and 2021, there was sufficient water captured within the water storage facility to allow RDM to achieve continued operations through the dry season. While the Company has sufficient water to support operations in 2022, there is no guarantee that the Company can secure an alternate source of water in the event of a future prolonged drought.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
Availability of sufficient water to support mining operations at Santa Luz
Santa Luz is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water.
Subsequent to Santa Luz’s shutdown in 2014, the previous operator began to pump water from the nearby Itapicurú River, the main drainage system in the area, and store it within the C1 open pit for future use. The Company is currently converting and expanding an existing tailings storage facility into a water storage facility to increase Santa Luz’s water storage capacity. In late 2021, the remaining water in the C1 pit was transferred to the new water storage facility and is available for use as process water as a mitigation measure should insufficient water be available to pump from the Itapicurú River throughout the operational life of the mine.
Availability of sufficient water storage capacity to support mining operations at Aurizona
Aurizona is situated in a tropical region of Brazil and receives significant amounts (over 3,000mm on average) of rainfall during the rainy season. Storage of water collected during the rainy season for use for the mineral processing plant throughout the dry season is constrained by the available storage capacity of the existing tailings storage facility.
The deposit of tailings into the TSF, combined with the necessary water storage requirements, has to be carefully managed as the water reservoir level must be reduced prior to the onset of the dry season to allow the tailings beach adjacent to the tailings embankment to become exposed and to sufficiently dry to allow for the next embankment raise to be constructed in a centreline configuration. The subsequent management of the remaining water within the TSF becomes critical to ensure there is enough water available for mineral processing needs for the duration of the dry season and prior to the onset of the subsequent rainy season that will recharge the water in the tailings reservoir.
To increase available storage capacity, a new open pit (Boa Esperanca) was fully mined and is now available as the primary source of water storage for the process plant. In addition, a new TSF is planned to receive all future tailings deposition by early 2023, which will allow the existing TSF to be available to provide some additional (emergency) storage of water over the longer term.
Acquisitions, business arrangements or transactions
Equinox Gold will continue to seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, Equinox Gold may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Equinox Gold. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There is no guarantee that the sources of financing that have been announced will be successful and that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals. Any issues that Equinox Gold encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.
Equinox Gold entered into an agreement to sell Mercedes to Bear Creek in December 2021. While the transaction is expected to close around the end of Q1 2022, it remains subject to regulatory approvals and customary closing conditions and there is no guarantee that the sale will be successful as there are many factors which influence the outcome.
In April 2021 the Company completed the sale of Pilar to Pilar Gold. Pilar Gold subsequently requested extensions to payment date of the Third Installment and Equinox Gold agreed to extend the maturity of the Third Installment to November 30,2023. There is a risk that Pilar Gold will be unable to meet its obligations with respect to the Third Installment or that the Company will be unable to recover the Third Installment through exercise of its security.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
Reclamation estimates, costs and obligations
Equinox Gold’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. While closure costs are estimated using industry standard practices, often using third parties, it is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which Equinox Gold holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, these obligations represent significant future costs for Equinox Gold, and it may be necessary to revise planned expenditures, operating plans and reclamation concepts and plans in order to fund reclamation activities. Such increased costs may result in the underestimation of closure costs which may have an adverse impact upon the business, results or operations and financial position of Equinox Gold.
There is a potential future liability for cleanup of tailings deposited on the mining license areas by others during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments need to be made to determine future land reclamation costs, if any.
Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government, community or other interference in the maintenance or provision of such infrastructure could adversely affect Equinox Gold’s business, results of operations and financial position.
Aurizona has access to existing roads and paved highways as well as local water and power supply; however, the existing road to the village of Aurizona may require relocation in the future to allow access to the western portion of the ore body, which will also require permitting and community support.
Properties located in remote areas
Certain of Equinox Gold’s properties are located in remote areas, some of which have severe climates, resulting in technical challenges for conducting both geological exploration and mining. Equinox Gold benefits from modern mining transportation skills and technologies for operating in areas with severe climates. Nevertheless, Equinox Gold may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have an adverse effect on Equinox Gold’s business, results of operations and financial position. The remote location of Equinox Gold’s operations may also result in increased costs and transportation difficulties.
Aurizona is situated in a region where other mining activity is developing. Aurizona has access to existing roads and paved highways as well as local water and power supply; however, the existing road to the village of Aurizona may require relocation in the future to allow access to the western portion of the ore body, which will also require permitting and community support. Generators currently act as back-up for power outages but, despite provision for backup infrastructure, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered.
Internal controls over financial reporting
Equinox Gold may fail to maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and Equinox Gold cannot ensure that it will conclude on an ongoing basis that it has effective internal controls over financial reporting. Equinox Gold’s failure to satisfy the requirements of Canadian and United States legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Equinox Gold’s business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Equinox Gold’s operating results or cause it to fail to meet its reporting obligations.
Equinox Gold may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Equinox Gold in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Equinox Gold’s management, as appropriate, to allow timely decisions regarding required disclosure.
No evaluation can provide complete assurance that Equinox Gold’s financial and disclosure controls will detect or uncover all failures of persons within Equinox Gold to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Equinox Gold’s controls and procedures could also be limited by simple errors or faulty judgements.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
If the Company does not maintain adequate financial and management personnel, processes, and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause a decline in Equinox Gold’s share price and harm its ability to raise capital. Failure to accurately report its financial performance on a timely basis could also jeopardize the Company’s continued listing on the TSX or NYSE American or any other exchange on which Equinox Gold’s common shares may be listed.
As described on page 62, a material weakness in the Company’s internal control over financial reporting was determined to exist as at December 31, 2020 associated with controls over the purchase price accounting related to the Leagold Transaction. The Company subsequently implemented a remediation plan and management concluded the actions taken to improve the design and operating effectiveness of its internal controls related to the purchase price accounting operated effectively and remediated the material weakness. Management concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2021.
Information systems and Cybersecurity
Targeted attacks on Equinox Gold’s systems (or on systems of third parties that Equinox Gold relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Equinox Gold’s IT systems could result in disruptions to Equinox Gold’s operations, personal injury, property damage or financial or reputational risks. Equinox Gold has engaged IT consultants to implement and test system controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, Equinox Gold continuously implements mitigations, including risk prioritized controls to protect against known and emerging threats, adopts tools to provide automate monitoring and alerting, and installs backup and recovery systems to ensure the Company’s ability to restore systems and return to normal operations. There is no certainty that Equinox Gold’s efforts will adequately protect the Company’s systems and operations.
Counterparty risk
Counterparty risk is the risk to Equinox Gold that a party to a contract will default on its contractual obligations to Equinox Gold. Equinox Gold is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold Equinox Gold’s cash and short-term investments; (ii) companies that have payables to Equinox Gold; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move Equinox Gold’s material; (iv) Equinox Gold’s insurance providers; and (v) Equinox Gold’s lenders. Although Equinox Gold makes efforts to limit its counterparty risk, Equinox Gold cannot effectively operate its business without relying, to a certain extent, on the performance of third-party service providers.
Public perception
Damage to Equinox Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although Equinox Gold places great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to Equinox Gold’s overall ability to operate mines or advance its projects, thereby having an adverse impact on financial performance, cash flows, growth prospects, and the market value of the Company’s share and other securities.
Equinox Gold may become subject to additional legal proceedings
Equinox Gold is currently subject to litigation and claims in Brazil, Mexico, the United States and Canada and may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Equinox Gold cannot reasonably predict the likelihood or outcome of any actions should they arise. If Equinox Gold is unable to resolve any such disputes favorably, it may have an adverse effect on Equinox Gold’s financial performance, cash flows, and results of operations. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. Equinox Gold’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Equinox Gold’s properties, especially where Mineral Reserves have been located, could result in Equinox Gold losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Equinox Gold’s operations due to the high costs of defending against the claim. If Equinox Gold loses a commercially viable property, such a loss could lower its future revenues, or cause Equinox Gold to cease operations if the property represents a significant portion of Equinox Gold’s Mineral Reserves.
Equinox Gold could be forced to compensate those suffering loss or damage by reason of its processing, development or exploration activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase Equinox Gold’s operating costs and delay or curtail or otherwise negatively impact Equinox Gold’s activities.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
Defects in land title
Title insurance is not available for Equinox Gold’s properties, and Equinox Gold’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Equinox Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Equinox Gold can provide no assurances that there are no title defects affecting its properties. Accordingly, its mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, Equinox Gold may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.
Management
The success of Equinox Gold will be largely dependent on the leadership performance of its management team and Board of Directors. The loss of the services of these persons would have an adverse effect on Equinox Gold’s business, results of operations, financial position and prospects. There is no assurance Equinox Gold can maintain the services of its Board of Directors and management or other qualified personnel required to operate its business. Failure to do so could have an adverse effect on Equinox Gold and its business, results of operations, financial position and growth prospects.
Employee recruitment and retention
Recruiting and retaining qualified personnel is critical to Equinox Gold’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. In particular, there is intense competition for engineers, geologists and persons with mining expertise. As Equinox Gold’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff at its operations. Although Equinox Gold believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success as competition for such persons with these skill sets increases. If Equinox Gold is not successful in attracting and retaining qualified personnel, the efficiency of the Company’s operations could be impaired, which could have an adverse impact on Equinox Gold’s future cash flows, earnings, results of operations, and financial condition.
Competition
The mining industry is very competitive, particularly with respect to properties that produce, or are capable of producing, gold and other metals. Mines have limited lives and, as a result, Equinox Gold continually seeks to replace and expand Mineral Reserves through exploration and the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Equinox Gold would consider conducting exploration and/or production activities. As Equinox Gold faces significant and increasing competition from other mining companies, some of which have greater financial and technical resources than Equinox Gold, for a limited number of suitable properties and resource acquisition opportunities, Equinox Gold may be unable to acquire such mining properties which it desires on terms it considers acceptable.
Equinox Gold competes with these other mining companies for the recruitment and retention of qualified directors, professional management, employees and contractors. Competition is also intense for the availability of drill rigs, mining equipment, and production equipment. Competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable gold mines, gold developmental projects, gold producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration programs will yield new Mineral Reserves to replace or expand current Mineral Reserves, or that the Company will be able to maintain production levels in the future.
Employee and labour relations
Some of Equinox Gold’s employees and contractors are unionized. Although the Company has reached agreements and places significant emphasis on maintaining positive relationships with the union and employees, there is risk of labour strikes and work stoppages. Should they occur, some labour strikes and work stoppages have the potential to significantly affect the Company’s operations and thereby adversely impact the Company’s future cash flows, earnings, production, and financial conditions.
Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in Equinox Gold’s relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have an adverse effect on the business, results of operations and financial position.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
Uninsurable risks
Equinox Gold is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox Gold’s current properties and future properties of Equinox Gold or the properties of others, delays in mining, monetary losses and possible legal liability.
Equinox Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable. However, Equinox Gold cannot provide any assurance that its insurance coverage will be sufficient to cover any resulting liability, or that such insurance will continue to be available at economically feasible premiums or for other reasons.
While Equinox Gold evaluates the risks to its business and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. In particular, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox Gold or to other companies in the mining industry on acceptable terms. Losses from such events may have an adverse effect on Equinox Gold, its business, results of operations and financial position. Equinox Gold may also become subject to liability for pollution or other hazards which may not be insured against or which Equinox Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox Gold to incur significant costs that could have an adverse effect upon its business, results of operations and financial position.
Speculative nature of mining exploration and development
The long-term operation and success of Equinox Gold is dependent, in part, on the cost and success of our exploration and development projects. Mineral exploration and development is highly speculative and involves significant risks. Major expenses are typically required to locate and establish Mineral Reserves.
Development of Equinox Gold’s mineral projects will only follow upon obtaining satisfactory results. Few properties which are explored are ultimately developed into producing properties. There is no assurance that Equinox Gold’s exploration and development activities will result in any discoveries of commercial bodies of ore which will be brought into commercial production.
The processes of exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.
Corruption and bribery
Equinox Gold’s operations are governed by, and involve interactions with, many levels of government in numerous countries. Equinox Gold is required to comply with anti-corruption and anti-bribery laws, including but not limited to the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act, the Brazil Clean Company Act and the Mexico Criminal Code and Anti-Corruption in Public Contracts Act. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although Equinox Gold has adopted steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that Equinox Gold, its employees, contractors or third-party agents will comply strictly with such laws. If Equinox Gold finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on Equinox Gold resulting in an adverse effect on Equinox Gold’s reputation and business.
Public company obligations
Equinox Gold’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Equinox Gold’s compliance costs and the risk of non-compliance, which could adversely impact Equinox Gold’s share price.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

RISKS AND UNCERTAINTIES (CONTINUED)
Equinox Gold is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX, the NYSE American, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. Equinox Gold’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
No history of dividends
Equinox Gold has not, since the date of its incorporation, declared or paid any cash dividends on its Common Shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on the earnings, if any, and Equinox Gold’s financial condition and such other factors as the Board of Directors considers appropriate.
Significant shareholders
The Company has certain significant shareholders and holders of convertible notes, that have or will have on exercise of such convertible rights the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Equinox Gold and the approval of certain corporate transactions. Although, each of these significant shareholders is or will be a strategic partner of Equinox Gold, their respective interests may differ from the interests of Equinox Gold or its other shareholders. The concentration of ownership of the shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Equinox Gold.
Conflicts of interest
Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors to be in a position of conflict. In particular, Ross Beaty, Chairman of Equinox Gold, is a significant Equinox Gold shareholder, and François Bellemare, a director of Equinox Gold, is also an employee of Mubadala which has a material relationship with Equinox Gold. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and the Company’s shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the British Columbia Business Corporations Act and other applicable laws.

ACCOUNTING MATTERS
Basis of preparation and accounting policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of the significant accounting policies for significant (or potentially significant) areas that have had an impact (or may have an impact in future periods) on the Company’s financial statements are disclosed in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2021. The impact of future accounting changes is disclosed in note 3(w) to the Company’s consolidated financial statements.
Critical accounting estimates and judgments
In preparing the Company’s consolidated financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimated and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in note 4 of the Company’s consolidated financial statements for the year ended December 31, 2021.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is accumulated and communicated to management, including the CEO and CFO, as appropriate, to permit timely decisions regarding required disclosure.
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2022. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2021.
Internal Controls over Financial Reporting
Management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.
The Company’s ICFR includes policies and procedures that:
•accounting records are maintained that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•are designed to provide reasonable assurance that the Company’s receipts and expenditures are made in accordance with authorizations of management and the Company’s Directors; and
•are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.
Management assessed the effectiveness of the Company’s ICFR based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment Management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2021.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES (CONTINUED)
As previously reported in the Company’s MD&A for the year ended December 31, 2020, Management’s assessment of the effectiveness of the Company’s ICFR concluded that, as of December 31, 2020, the Company’s ICFR was not effective as a result of a material weakness associated with controls over the purchase price accounting related to the Leagold Acquisition. Specifically, the Company did not (i) identify and deploy control activities through policies that establish expectations and procedures that put policies into action, and (ii) internally communicate information, including objectives and responsibilities for internal control, necessary to support the function of internal control. As a result, there was inadequate control over the determination of the fair value of acquired assets and over the resulting deferred income tax liabilities recognized, as well as inadequate documentation over such controls. This control deficiency resulted in an immaterial misstatement, which was corrected in the Company’s audited consolidated financial statements prior to release but creates a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis.
To remediate the material weakness in the Company’s internal control over financial reporting, Management strengthened its controls over purchase price accounting by (i) allocating dedicated and specialised resources to document the policies and procedures around purchase price accounting, and (ii) internally communicating information necessary to support the function of internal control. These controls were applied to the purchase price accounting related to the Premier Transaction in 2021. Management have concluded the actions taken to improve the design and operating effectiveness of its internal controls related to the purchase price accounting operated effectively and remediated the material weakness.
Other than the implementation of the remediation plan described above, there have been no changes in the Company’s internal control over financial reporting during the period ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The Company assessed Premier’s disclosure controls and procedures and internal control over financial reporting; however, in accordance with National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, because Premier was acquired not more than 365 days before the end of December 31, 2021, the Company has limited the scope of its design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of Premier, except for purchase price adjustments related to the acquisition.
The table below presents the summary financial information included in the Company’s consolidated annual financial statements for the excluded controls related to the acquired business:

Premier Gold Mines Limited
Selected financial information from the statement of income (loss)	April 7 to
$ amounts in millions	December 31, 2021
Total revenues	56.9
Net loss	(0.1)

Selected financial information from the statement of financial position	As at December 31, 2021
Total current assets	181.7
Total non-current assets	274.7
Total current liabilities	(88.9)
Total non-current liabilities	(8.3)

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company’s ability to successfully advance its growth and development projects, including the construction of Santa Luz and Greenstone and the expansions at Los Filos, Aurizona and Castle Mountain; the expectations for the Company’s investments in Solaris, i-80 Gold and Pilar Gold; completion of the sale of the Mercedes mine; the duration, extent and other implications of the novel coronavirus (COVID-19); the Company’s production and cost guidance; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated”, “on track”, “target”, “objective” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction of Santa Luz and Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws; the strategic vision for i-80 Gold and its ability to successfully advance its projects; the strategic vision for Solaris Resources and its ability to successfully advance its projects; the exercise of the Solaris Resources warrants; and the ability of Pilar Gold to successfully operate the Pilar mine and to meet its payment commitments to the Company. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and Orion; the failure by Pilar Gold to meet one or more of its commitments to the Company and those factors identified in the section titled “Risks and Uncertainties” in this MD&A and in the section titled “Risks Related to the Business” in the Company’s Annual Information Form dated March 24, 2021, for the year ended December 31, 2020, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Management’s Discussion and Analysis For the three months and year ended December 31, 2021

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this MD&A, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.